
SEC MAIL PROCESSING
RECEIVED
JUL 11 2005
SECTION

# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

| **Residential Asset Mortgage Products, Inc.** | **0001099391** |
|---|---|
| **Exact Name of Registrant as Specified in Charter** | **Registrant CIK Number** |
| **Form 8-K, June 27, 2005, Series 2005-SL2** | **333-117232** |

Name of Person Filing the Document
(If Other than the Registrant)


05060267

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC.



By: __________________________
Name: Heather Anderson
Title: Vice President

Dated: June 27, 2005

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
|---|---|---|
| 99.1 | Computational Materials | P* |

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

# New Issue Computational Materials

## (Part I of II)

**Seasoned Mortgage Loan New Issue**

**$163,118,406 (Approximate)**

**Mortgage-Backed Pass-Through Certificates, Series 2005-SL2**

**RAMP Series 2005-SL2 Trust**
Issuer

**Residential Asset Mortgage Products, Inc.**
Depositor

**Residential Funding Corporation**
Seller and Master Servicer

June 21, 2005

GMAC RFC Securities

**Any transactions in the certificates will be effected through Residential Funding Securities Corporation.**

This Information was prepared by Residential Funding Securities Corporation in its capacity as underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

ANY TRANSACTIONS IN THE CERTIFICATES WILL BE EFFECTED THROUGH RESIDENTIAL FUNDING SECURITIES CORPORATION.

THE INFORMATION HEREIN HAS BEEN PROVIDED SOLELY BY RESIDENTIAL FUNDING SECURITIES CORPORATION ("RFSC") BASED ON INFORMATION WITH RESPECT TO THE MORTGAGE LOANS PROVIDED BY RESIDENTIAL FUNDING CORPORATION ("RFC") AND ITS AFFILIATES. RFSC IS A WHOLLY OWNED SUBSIDIARY OF RFC.

NEITHER THE ISSUER OF THE SECURITIES NOR ANY OF ITS AFFILIATES PREPARED, PROVIDED, APPROVED OR VERIFIED ANY STATISTICAL OR NUMERICAL INFORMATION PRESENTED HEREIN, ALTHOUGH THATINFORMATION MAY BE BASED IN PART ON LOAN LEVEL DATA PROVIDED BY THE ISSUER OR ITS AFFILIATES.

INVESTORS ARE URGED TO READ THE BASE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SUCH DOCUMENTS MAY BE OBTAINED WITHOUT CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE. ONCE AVAILABLE, THE BASE PROSPECTUS AND PROSPECTUS SUPPLEMENT MAY BE OBTAINED WITHOUT CHARGE BY CONTACTING THE RESIDENTIAL SECURITIES FUNDING CORPORATION TRADING DESK AT 301-664-6900

THIS COMMUNICATION DOES NOT CONTAIN ALL INFORMATION THAT IS REQUIRED TO BE INCLUDED IN THE BASE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT.

THE INFORMATION IN THIS COMMUNICATION IS PRELIMINARY AND IS SUBJECT TO COMPLETION OR CHANGE.

THE INFORMATION IN THIS COMMUNICATION SUPERSEDES INFORMATION CONTAINED IN ANY PRIOR SIMILAR COMMUNICATION RELATING TO THESE SECURITIES.

THIS COMMUNICATION IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE SUCH OFFER, SOLICITATION OR SALE IS NOT PERMITTED.

**This page intentionally left blank.**

## RAMP Series 2005-SL2 Trust Structure Summary

### June 21, 2005 $163,118,406 (Approximate - Subject to Revision)

**Characteristics of the Offered Certificates [1], [2]**

| Class | Amount ($) | Ratings (S&P / Moody's) | Designations | Coupon | Pricing Prepayment Speed | Interest Accrual Basis | WAL (yrs.) to Call | Pmt. Window (mos.) to Call / # of Mos. | Expected Maturity to Call | Final Scheduled Maturity | Anticipated Initial Subordination | Related Loan Group(s) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| A-I | $34,851,900 | AAA/Aaa | Sr/Fixed/Pass Through | 6.00% | 40% CPR | 30/360 | 1.41 | 1 - 57/57 | Mar-2010 | Jun-2017 | 8.80% | I |
| A-II | 24,780,000 | AAA/Aaa | Sr/Fixed/Pass Through | 7.50% | 40% CPR | 30/360 | 1.42 | 1 - 57/57 | Mar-2010 | Aug-2019 | 8.80% | II |
| A-III | 29,811,000 | AAA/Aaa | Sr/Fixed/Pass Through | 7.00% | 40% CPR | 30/360 | 1.50 | 1 - 57/57 | Mar-2010 | Mar-2032 | 8.80% | III |
| A-IV | 35,519,000 | AAA/Aaa | Sr/Fixed/Pass Through | 7.50% | 40% CPR | 30/360 | 1.50 | 1 - 58/58 | Apr-2010 | Mar-2032 | 8.80% | IV |
| A-V | 27,645,000 | AAA/Aaa | Sr/Fixed/Pass Through | 8.00% | 40% CPR | 30/360 | 1.51 | 1 - 58/58 | Apr-2010 | Oct-2031 | 8.80% | V |
| A-IO (3) | 15,448,533 | AAA/Aaa | Sr/Interest Only/ Fixed | 8.00% | 40% CPR | 30/360 | -- | -- | | Mar-2032 | 8.80% | I to V |
| A-PO | 1,390,306 | AAA/Aaa | Sr/Principal Only | -- | 40% CPR | 30/360 | 1.75 | 1 - 98/98 | Aug-2013 | Mar-2032 | 8.80% | I, II & III |
| R-I | 50 | AAA/Aaa | Sr/Residual/ Fixed | 6.00% | 40% CPR | 30/360 | -- | 1 - 1 / 1 | Jul-2005 | -- | 8.80% | I |
| R-II | 50 | AAA/Aaa | Sr/Residual/ Fixed | 6.00% | 40% CPR | 30/360 | -- | 1 - 1 / 1 | Jul-2005 | -- | 8.80% | I |
| M-1 | 3,802,100 | AA/Aa2 | Mezz/Variable (4) | 7.147% | 40% CPR | 30/360 | 5.65 | 1 - 98/98 | Aug-2013 | Mar-2032 | 6.55% | I to V |
| M-2 | 3,039,400 | A/A2 | Mezz/Variable (4) | 7.147% | 40% CPR | 30/360 | 5.65 | 1 - 98/98 | Aug-2013 | Mar-2032 | 4.75% | I to V |
| M-3 | 2,279,600 | BBB/Baa2 | Mezz/Variable (4) | 7.147% | 40% CPR | 30/360 | 5.65 | 1 - 98/98 | Aug-2013 | Mar-2032 | 3.40% | I to V |
| **Total Offered Certificates** | **$163,118,406** | | | | | | | | | | | |
| **NON-OFFERED CERTIFICATES** | | | | | | | | | | | | |
| B-1 | $1,604,100 | BB/Ba2 | Subordinate/Variable (4) | 7.147% | 40% CPR | 30/360 | 5.65 | 1 - 98/98 | Aug-2013 | Mar-2032 | 2.45% | I to V |
| B-2 | 1,013,100 | B/B2 | Subordinate/Variable (4) | 7.147% | 40% CPR | 30/360 | 5.65 | 1 - 98/98 | Aug-2013 | Mar-2032 | 1.85% | I to V |
| B-3 | 3,124,173 | NR/NR | Subordinate/Variable (4) | 7.147% | 40% CPR | 30/360 | 5.65 | 1 - 98/98 | Aug-2013 | Mar-2032 | 0.00% | I to V |
| **Total Non-Offered Certificates** | **$5,741,373** | | | | | | | | | | | |
| **Total Certificates** | **$168,859,779** | | | | | | | | | | | |

Footnotes on next page

(1) Class sizes subject to a 10% variance.
(2) Each Certificate is illustrated as priced to a 1% optional termination.
(3) This is a notional amount. The notional amount of the Class A-IO Certificates will be equal to the sum of (1) (a) the aggregate principal balance of each Mortgage Loan in Loan Group I having a net mortgage rate greater than 6.00%, multiplied by (b) a fraction, the numerator of which is the weighted average of the net mortgage rates for all such mortgage loans minus 6.00%, and the denominator of which is equal to 8.00%, (2) (a) the aggregate principal balance of each Mortgage Loan in Loan Group II having a net mortgage rate greater than 7.50%, multiplied by (b) a fraction, the numerator of which is the weighted average of the net mortgage rates for all such Mortgage Loans minus 7.50%, and the denominator of which is equal to 8.00% (3) (a) the aggregate principal balance of each Mortgage Loan in Loan Group III having a net mortgage rate greater than 7.00%, multiplied by (b) a fraction, the numerator of which is the weighted average of the net mortgage rates for all such Mortgage Loans minus 7.00%, and the denominator of which is equal to 8.00%, (4) (a) the aggregate principal balance of each Mortgage Loan in Loan Group IV having a net mortgage rate greater than 7.50%, multiplied by (b) a fraction, the numerator of which is the weighted average of the net mortgage rates for all such Mortgage Loans minus 7.50%, and the denominator of which is equal to 8.00% and(5) (a) the aggregate principal balance of each Mortgage Loan in Loan Group V having a net mortgage rate greater than 8.00%, multiplied by (b) a fraction, the numerator of which is the weighted average of the net mortgage rates for all such Mortgage Loans minus 8.00%, and the denominator of which is equal to 8.00%, The initial notional amount for the Class A-IO Certificates will be approximately $15,448,533.09.
(4) The initial pass-through rate on the Class M Certificates and Class B Certificates is projected to be approximately 7.147% per annum. After the first distribution date, the per annum pass-through rate on the Class M Certificates and Class B Certificates will equal the weighted average of the pass-through rates on the related Senior Certificates (other than the Class A-IO and Class A-PO Certificates), weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group (other than the portion attributable to the Class A-PO Certificates) the aggregate certificate principal balance of the related Senior Certificates (other than the Class A-PO Certificates).

**THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.**

**COLLATERAL SUMMARY (LOAN GROUPS I THROUGH V):**

Current LTV's have been calculated based on current mortgage loan balance and mortgaged property value at the time of mortgage loan origination.

Credit Scores have been updated prior to the Statistical Cut-Off Date.

All collateral information contained herein is as of the Statistical Cut-Off Date of June 1, 2005.

| Mortgage Loans in the Aggregate | | | |
|---|---|---|---|
| Agg. Scheduled Balance | $168,859,778.87 | WA Original LTV | 77.40% |
| Avg. Scheduled Balance | $106,940.96 | WA Current LTV | 68.68% |
| WAC | 8.19% | WA Credit Score | 648 |
| WAM (months) | 229 | Full Doc | 72.60% |
| Seasoning (months) | 61 | Limited Doc | 27.40% |
| California Concentration | 13.70% | | |

| Loan Group I: 15 Year, with Net MORTGAGE RATES < 6.50% | | | |
|---|---|---|---|
| Agg. Scheduled Balance | $38,861,062.72 | WA Original LTV | 60.90% |
| Avg. Scheduled Balance | $346,973.77 | WA Current LTV | 49.39% |
| Gross WAC | 6.37% | WA Credit Score | 754 |
| WAM (months) | 139 | Full Doc | 88.40% |
| Seasoning (months) | 40 | Limited Doc | 11.60% |
| California Concentration | 27.70% | | |

| Loan Group II: 15 Year, with Net Mortgage Rates from 6.50% and > | | | |
|---|---|---|---|
| Agg. Scheduled Balance | $27,689,184.74 | WA Original LTV | 80.20% |
| Avg. Scheduled Balance | $55,489.35 | WA Current LTV | 62.52% |
| Gross WAC | 9.48% | WA Credit Score | 615 |
| WAM (months) | 109 | Full Doc | 74.90% |
| Seasoning (months) | 78 | Limited Doc | 25.10% |
| California Concentration | 9.90% | | |

| Loan Group III: 30 Year, with Net Mortgage Rates < 7.50% | | | |
|---|---|---|---|
| Agg. Scheduled Balance | $33,048,941.20 | WA Original LTV | 76.50% |
| Avg. Scheduled Balance | $158,128.91 | WA Current LTV | 70.61% |
| Gross WAC | 7.46% | WA Credit Score (1) | 634 |
| WAM (months) | 299 | Full Doc | 55.50% |
| Seasoning (months) | 60 | Limited Doc | 44.50% |
| California Concentration | 19.60% | | |

| Loan Group IV: 30 Year, with Net Mortgage Rates from 7.50% to < 8.50% | | | |
|---|---|---|---|
| Agg. Scheduled Balance | $38,947,162.45 | WA Original LTV | 81.30% |
| Avg. Scheduled Balance | $103,859.10 | WA Current LTV | 76.12% |
| Gross WAC | 8.24% | WA Credit Score (1) | 604 |
| WAM (months) | 296 | Full Doc | 61.50% |
| Seasoning (months) | 63 | Limited Doc | 38.50% |
| California Concentration | 4.60% | | |

| Loan Group V: 30 Year, with Net Mortgage Rates 8.50% and > | | | |
|---|---|---|---|
| Agg. Scheduled Balance | $30,313,427.76 | WA Original LTV | 92.30% |
| Avg. Scheduled Balance | $78,941.22 | WA Current LTV | 87.37% |
| Gross WAC | 10.07% | WA Credit Score (1) | 607 |
| WAM (months) | 289 | Full Doc | 82.90% |
| Seasoning (months) | 70 | Limited Doc | 17.10% |
| California Concentration | 4.20% | | |

(1) WA Credit Score represents only those loans with available FICO scores.

## TRANSACTION TERMS:

**Issuer** RAMP Series 2005-SL2 Trust.

**Series Name:** Mortgage-Backed Pass-Through Certificates, Series 2005-SL2.

**Depositor:** Residential Asset Mortgage Products, Inc. (***"RAMP"***), an affiliate of the Master Servicer.

**Master Servicer:** Residential Funding Corporation ("***RFC***").

**Subservicer:** HomeComings Financial Network, Inc. (***"HomeComings"***) will subservice approximately [67.55]% of the mortgage loans as of the Cut-Off Date. HomeComings is an affiliate of the Master Servicer.

**Trustee:** Deutsche Bank Trust Company Americas.

**Underwriter:** Residential Funding Securities Corporation.

**Cut-off Date:** June 1, 2005.

**Closing Date:** On or about June 29, 2005.

**Certificates:** Class A-I, Class R-I and Class R-II Certificates (the ***"Group I Certificates"***).

Class A-II Certificates (the ***"Group II Certificates"***).

Class A-III Certificates (the "***Group III Certificates***").

Class A-IV Certificates (the "***Group IV Certificates***").

Class A-V Certificates (the "***Group V Certificates***").

The Group I (other than the Class R-I Certificates and Class R-II Certificates), Class A-IO, Class A-PO, Group II, Group III, Group IV and Group V Certificates are referred to collectively as the "***Class A Certificates***".

The Class A-PO are referred to herein as a "***Class PO Certificate***".

The Class R-I Certificates and Class R-II Certificates are referred to together as the "***Class R Certificates***".

The Class A Certificates and Class R Certificates are referred to collectively as the "***Senior Certificates***".

Class M-1, Class M-2 and Class M-3 Certificates (the "***Class M Certificates***").

Class B-1, Class B-2 and Class B-3 Certificates (the "***Class B Certificates***").

**Offered Certificates:** The Senior Certificates and the Class M Certificates.

**Non-Offered Certificates:** Class B Certificates.

**Distribution Date:** The 25th day of each month or, if such day is not a business day, then the next succeeding business day, beginning in July 2005.

**Accrual Period:** For any Distribution Date, the Offered Certificates accrue interest on a 30/360 basis during the calendar month immediately preceding that Distribution Date.

**Delay Days:** 24 days.

| | |
|---|---|
| **Optional Termination:** | On any Distribution Date on which the aggregate outstanding stated principal balance of the mortgage loans as of the related determination date is less than 1% of their aggregate principal balance as of the Cut-Off Date, Residential Funding or its designee may, but will not be required to purchase from the trust all of the remaining mortgage loans and cause an early retirement of the certificates or purchase all of the certificates. |
| **Certificate Ratings:** | The Senior Certificates are expected to be rated by Standard & Poor's, a division of The McGraw-Hill Companies, Inc., (***"S&P"***) and Moody's Investors Service Inc. (***"Moody's"***), and the Subordinate Certificates are expected to be rated only by Moody's, in all cases with the ratings indicated above. |
| **ERISA Eligibility:** | The Class A Certificates and Class M Certificates may be eligible for purchase by persons investing assets of employee benefit plans, individual retirement accounts or other arrangements subject to ERISA or 4975 of the Code, subject to considerations described in the prospectus supplement. The Class R Certificates generally will not be eligible for purchase by or with assets of such plans. |
| **SMMEA:** | When issued, none of the Class A Certificates and Class M Certificates are expected to be "mortgage related securities" for the purposes of SMMEA. |
| **Registration:** | The Offered Certificates, other than the Class R Certificates, will be available in book-entry form through DTC, Clearstream and Euroclear. |
| **Federal Tax Treatment:** | The trust will make one or more REMIC elections. |
| **Principal and Interest Advancing:** | For any month, if the Master Servicer receives a payment on a mortgage loan that is less than the full scheduled payment, or if no payment is received at all, the Master Servicer will advance its own funds to cover that shortfall. However, the Master Servicer will make an advance only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan. |
| **Compensating Interest:** | For any Distribution Date, the Master Servicer will cover prepayment interest shortfalls up to an amount equal to the lesser of (a) one-twelfth of 0.125% of the aggregate principal balance of the mortgage loans immediately preceding that Distribution Date and (b) the sum of the master servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans. |

**Mortgage Loans:**

The aggregate principal balance of the mortgage pool as of the Cut-Off Date is approximately $168,859,779 and consists of approximately 1,579 fixed-rate, seasoned mortgage loans secured by first liens on residential properties.

The mortgage pool consists of five groups of mortgage loans, substantially all of which were sourced from terminated Residential Funding Mortgage Securities I, Inc. (RFMSI), Residential Accredit Loans, Inc. trusts (RALI) and Residential Asset Securities Corporation (RASC), RFC's shelf registrations primarily for the securitization of Jumbo A , Alt-A and sub-prime Mortgage Loans, respectively.

Group I is comprised of mortgage loans with an initial term to maturity of 15 years or less and net mortgage rates less than 6.50%;

Group II is comprised of mortgage loans with an initial term to maturity of 15 years or less and net mortgage rates equal to or greater than 6.50%;

Group III is comprised of mortgage loans with an initial term to maturity of up to 30 years and net mortgage rates less than 7.50%;

Group IV is comprised of mortgage loans with an initial term to maturity of up to 30 years and net mortgage rates equal to or greater than 7.50% and less than 8.50%, and

Group V is comprised of mortgage loans with an initial term to maturity of up to 30 years and net mortgage rates equal to or greater than 8.50%.

***NOTE: Information contained herein reflects the June 1, 2005 Cut-Off Date scheduled balances. Collateral information contained herein is preliminary and indicative.***

| Designation | Number of Mortgage Loans | Statistical Cut-Off Date Principal Balance |
|---|---|---|
| Group I | 112 | 38,861,062.72 |
| Group II | 499 | 27,689,184.74 |
| Group III | 209 | 33,048,941.20 |
| Group IV | 375 | 38,947,162.45 |
| Group V | 384 | 30,313,427.76 |

As of June 1, 2005, the most recent date for which such information is available, none of the loans were one-month or more delinquent. As of that date [5.71]% of the mortgage loans had been one-month delinquent once in the previous twelve months and [5.07]% of the mortgage loans had been more than one month delinquent in the previous twelve months. A loan is considered to be "one-month" or "30 to 59 days" delinquent when a payment due on any due date remains unpaid as of the close of business on the next following monthly due date. However, since the determination as to whether a loan falls into this category is made as of the close of business on the last business day of each month, a loan with a payment due on July 1st that remained unpaid as of the close of business on July 31st would still be considered current as of July 31st. If that payment remained unpaid as of the close of business on August 31st, the loan would then be considered to be 30 to 59 days delinquent. Delinquency information presented herein as of June 1, 2005 is determined and prepared as of the close of business on the last business day immediately prior to June 1, 2005.

For further collateral information, see "Collateral Summary", "Collateral Details", and "Terminated Trust Historical Performance" herein.

**Priority of Distributions:** Distributions on the Offered Certificates will be made from available amounts in each loan group as follows:

- Distributions of interest to the related interest-bearing Senior Certificates
- Distribution of principal to the Class PO Certificates to the extent of available amounts in the related loan groups
- Distribution of principal to the remaining classes of related Senior Certificates entitled to principal
- Payment to Master Servicer for certain unreimbursed advances
- Distribution to the Class M Certificates in the following order:
    - Interest to the Class M-1 Certificates
    - Principal to the Class M-1 Certificates
    - Interest to the Class M-2 Certificates
    - Principal to the Class M-2 Certificates
    - Interest to the Class M-3 Certificates
    - Principal to the Class M-3 Certificates

**Distribution of Principal:** The holders of the Senior Certificates of each group, other than the Class A-IO Certificates, will be entitled to receive on each Distribution Date, to the extent of the portion of the related available distribution amount for such group remaining after the distribution of the related senior interest distribution amount, a distribution allocable to principal, equal to the related senior principal distribution amount and the related Class PO distribution amount in the order and priority described above.

The holders of each class of Class M Certificates will be entitled to receive payments of principal on each Distribution Date to the extent of funds available from each loan group, after payments of interest and principal to the related Senior Certificates and any class of Class M Certificates with a higher payment priority, and after payments of interest to that class of Class M Certificates in the order and priority described above.

**Shifting of Interests:** All principal prepayments and other unscheduled payments of principal from each loan group will be allocated to the related Senior Certificates during the first five years after the closing date. A disproportionately large portion of principal prepayments and other unscheduled payments of principal will be allocated to the related Senior Certificates during the next four years, subject to loss and delinquency tests described in the prospectus supplement. This provides additional credit enhancement for the related Senior Certificates by reserving a greater portion of the principal balance of the Class M Certificates and Class B Certificates for the absorption of losses.

All mortgagor prepayments not otherwise distributable to the related Senior Certificates will be allocated on a pro rata basis among the class of Class M Certificates with the highest payment priority then outstanding with a certificate principal balance greater than zero and each other class of Class M Certificates and Class B Certificates for which certain loss levels established for that class in the pooling and servicing agreement have not been exceeded. The related loss level on any Distribution Date would be satisfied as to any Class M-2, Class M-3 or Class B Certificates only if the sum of the current percentage interests in the mortgage pool evidenced by that class and each class, if any, subordinate thereto were at least equal to the sum of the initial percentage interests in the mortgage pool evidenced by that class and each class, if any, subordinate thereto.

**Allocation of Losses/Subordination:** Losses, other than excess fraud losses, excess bankruptcy losses, and excess special hazard losses, will be allocated in full first to the Class B Certificates, then to the Class M-3, Class M-2 and Class M-1 Certificates, in that order. Excess fraud losses, excess bankruptcy losses, and excess special hazard losses will be allocated to all classes of certificates pro rata (other than a Class PO Certificate, which will bear a share of such excess loss equal to its percentage interest in the principal of the related mortgage loan). If the certificate principal balances of the Class M Certificates and Class B Certificates have been reduced to zero, losses on the mortgage loans in a loan group will be allocated among the related Senior Certificates as more fully described in the prospectus supplement.

Investors in the Senior Certificates should be aware that because the Class M Certificates and Class B Certificates represent interests in all loan groups, the certificate principal balances of the Class M Certificates and Class B Certificates could be reduced to zero as a result of a disproportionate amount of realized losses on the mortgage loans in one or more loan groups. Therefore, notwithstanding that realized losses on the mortgage loans in one loan group may only be allocated to the related Senior Certificates, the allocation to the Class M Certificates and Class B Certificates of realized losses on the mortgage loans in the other loan groups will reduce the subordination provided to such Senior Certificates by the Class M Certificates and Class B Certificates and increase the likelihood that realized losses may be allocated to such Senior Certificates.

**Weighted Average Monthly Fees:** Master servicing fee, lender paid mortgage insurance, if any, and subservicing fee of approximately:

0.345 for Group I;
0.447 for Group II;
0.309 for Group III;
0.323 for Group IV and
0.424 for Group V.

**Net Mortgage Rate:** With respect to any mortgage loan, the mortgage rate thereon minus the rates at which the master servicing and subservicing fees are paid.

# New Issue Computational Materials

## (Part II of II)

## Seasoned Mortgage Loan New Issue

## $163,118,406 (Approximate)

**Mortgage-Backed Pass-Through Certificates, Series 2005-SL2**

**RAMP Series 2005-SL2 Trust**
Issuer

**Residential Asset Mortgage Products, Inc.**
Depositor

**Residential Funding Corporation**
Seller and Master Servicer

June 21, 2005

GMAC RFC Securities

***Any transactions in the certificates will be effected through Residential Funding Securities Corporation.***

## STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC.

All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis.

The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, RFSC may make a market in the securities referred to herein.

No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor

**TERMINATED TRUST HISTORICAL PERFORMANCE (Information as of March 1, 2005)**

| Deal Name and Group | S&P Rating | Moody's Rating | Fitch Rating | Original Issue Date | Original Class Size at Issuance | Cum Loss as of the Cut-Off Date | Severity as of the Cut-Off Date | Current Pool Size | Contrib. Percent 2005 SL2 |
|---|---|---|---|---|---|---|---|---|---|
| RFMSI 2002-S5 | X | | X | March 2002 | $305,145,211.67 | 0.00% | | $23,700,605.71 | 14.04% |
| RFMSI2002-S8 | X | X | | May 2002 | 254,199,867.82 | 0.00% | | 16,861,860.31 | 9.99% |
| RAMP 2001-RZ3 | X | X | X | August 2001 | 215,001,205.90 | 1.29% | 31.99% | 14,519,055.85 | 8.60% |
| RALI 1999-QS3 | X | | X | March 1999 | 509,426,187.92 | 0.27% | 30.76% | 10,271,961.53 | 6.08% |
| RALI 2001-QS12 | | X | X | Sept 2001 | 425,105,790.24 | 0.17% | 28.61% | 9,927,428.07 | 5.88% |
| RALI 2001-QS14 | | X | X | October 2001 | 292,696,500.06 | 0.04% | 15.76% | 7,396,099.95 | 4.38% |
| RALI 1999-QS2 | X | | X | February 1999 | 321,757,386.08 | 0.36% | 27.60% | 6,948,231.82 | 4.11% |
| RALI 1999-QS10 | X | | X | August 1999 | 352,721,152.41 | 0.35% | 30.97% | 6,839,092.74 | 4.05% |
| RASC 1998-KS3 FIXED | X | X | X | Sept 1998 | 450,121,084.30 | 4.96% | 53.70% | 6,699,970.79 | 3.97% |
| RASC 1998-KS2 FIXED GRPI | X | X | X | June 1998 | 401,781,154.06 | 4.51% | 53.85% | 5,718,006.20 | 3.39% |
| RASC 1999-RS4 GROUP 1 | X | | X | November 1999 | 143,946,910.91 | 4.78% | 45.32% | 5,322,729.39 | 3.15% |
| RASC 1998-KS4 FIXED | X | X | | December 1998 | 350,088,694.02 | 4.82% | 56.26% | 5,258,620.04 | 3.11% |
| RASC 1999-RS2 GROUP1 | X | X | | June 1999 | 128,077,855.81 | 1.70% | 39.77% | 5,153,641.92 | 3.05% |
| RASC 1998-KS1 FIXED GRPI | X | X | | March 1998 | 380,448,033.88 | 2.55% | 49.39% | 4,663,521.34 | 2.76% |
| RALI 2001-QS15 | X | | X | Sept 2001 | 186,212,823.75 | 0.09% | 12.48% | 4,407,414.85 | 2.61% |
| RASC 1998-RS1 ARM | X | | X | November 1998 | 246,597,097.62 | 1.64% | 42.34% | 4,019,028.68 | 2.38% |
| RALI 2001-QS9 NONCONFORMING | | X | X | July 2001 | 107,221,390.48 | 0.00% | | 3,757,268.62 | 2.23% |
| RALI 2001-QS10 CONFORMING | | X | X | August 2001 | 119,532,417.51 | 0.15% | 40.22% | 3,741,018.66 | 2.22% |
| RALI 2001-QS10 NON-CONFORMING | | X | X | August 2001 | 147,153,327.77 | 0.09% | 34.18% | 3,649,144.79 | 2.16% |
| RALI 2001-QS9 CONFORMING | | X | X | July 2001 | 106,158,040.41 | 0.31% | 33.45% | 2,517,117.25 | 1.49% |
| RALI 2001-QS6 GROUP1 | X | | X | May 2001 | 65,800,814.73 | 0.15% | 30.79% | 1,984,850.31 | 1.18% |
| RALI 2000-QS4 CONFORMING | | X | X | March 2000 | 85,270,931.60 | 0.03% | 20.18% | 1,584,856.14 | 0.94% |
| RALI 1998-QS13 CONFORMING | X | | X | Sept 1998 | 117,531,374.83 | 0.20% | 45.06% | 1,132,706.87 | 0.67% |
| RALI 1999-QS12 CONF | X | | X | Sept 1999 | 79,130,837.62 | 0.11% | 31.04% | 1,127,997.22 | 0.67% |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| RALI 2001-QS5 | | X | X | May 2001 | 293,419,070.00 | 0.26% | 26.69% | 664,277.32 | 0.39% |
| RAMP 2001-RZ2 CONFORMING | X | X | X | May 2001 | 172,289,469.08 | 1.58% | 30.91% | 614,544.54 | 0.36% |
| RALI 1998-QS13 NON-CONFORMING | X | | X | Sept 1998 | 39,467,900.44 | 0.00% | | 562,013.42 | 0.33% |
| RALI 1997-QS10 30 YR | X | | X | October 1997 | 326,202,444.68 | 0.21% | 22.45% | 518,769.57 | 0.31% |
| RFMSI 2001-S26 | X | X | | November 2001 | 619,806,953.16 | 0.02% | 16.61% | 499,410.22 | 0.30% |
| RASC 1999-RS3 GRP2 NONCONFORM | X | X | | Sept 1999 | 258,025,314.09 | 0.08% | 8.48% | 442,733.13 | 0.26% |
| RFMSI I 1998-S19 | X | | X | August 1998 | 313,040,888.46 | 0.11% | 22.40% | 379,035.66 | 0.22% |
| RALI 2001-QS3 NONCONFORM | | X | X | March 2001 | 212,427,175.66 | 0.15% | 18.57% | 373,039.74 | 0.22% |
| RALI 1998-QS6 Group 2 | X | | X | May 1998 | 295,011,288.73 | 0.09% | 18.26% | 361,433.25 | 0.21% |
| RFMSI 2002-S1 | X | X | | January 2002 | 927,114,658.02 | 0.00% | 0.00% | 356,614.77 | 0.21% |
| RFMSI I 1999-S4 | X | | X | February 1999 | 521,538,466.39 | 0.03% | 14.92% | 352,092.17 | 0.21% |
| RALI 2001-QS8 CONFORMING | | X | X | June 2001 | 92,922,459.70 | 0.49% | 19.63% | 343,932.62 | 0.20% |
| RALI 2001-QS2 CONFORM | X | | X | February 2001 | 111,535,438.71 | 0.23% | 16.11% | 313,718.40 | 0.19% |
| RALI 1997-QS13 | X | | X | December 1997 | 433,792,422.80 | 0.24% | 38.99% | 283,585.50 | 0.17% |
| RALI 2001-QS6 Group 2 | X | | X | May 2001 | 43,848,238.68 | 0.03% | 4.32% | 279,427.00 | 0.17% |
| RFMSI 2001-S16 | X | X | | July 2001 | 153,002,908.92 | 0.00% | | 260,868.45 | 0.15% |
| RALI 1999-QS9 | X | | X | July 1999 | 270,813,177.46 | 0.30% | 32.34% | 252,939.50 | 0.15% |
| RALI 2000-QS1 CONFORMING | X | | X | January 2000 | 141,931,221.92 | 0.65% | 38.03% | 249,849.52 | 0.15% |
| RALI 1998-QS6 Group 2 | X | | X | May 1998 | 107,300,322.91 | 0.00% | 1.38% | 233,373.22 | 0.14% |
| RASC 1998-KS4 MIXED | X | X | | December 1998 | 175,061,847.98 | 2.48% | 34.44% | 231,884.16 | 0.14% |
| RFMSI 2002-S4 | X | X | | February 2002 | 720,609,743.93 | 0.01% | 5.49% | 226,259.99 | 0.13% |
| RFMSI I 1996-S7 | X | | X | March 1996 | 557,958,461.27 | 0.03% | 8.19% | 210,580.68 | 0.12% |
| RFMSI I 1995-S14 | X | | X | Sept 1995 | 478,999,910.73 | 0.14% | 19.67% | 208,447.43 | 0.12% |
| RALI 1998-QS14 | X | | X | October 1998 | 427,918,417.16 | 0.21% | 24.93% | 206,303.82 | 0.12% |
| RALI 2001-QS7 | X | | X | June 2001 | 213,047,100.17 | 0.16% | 18.04% | 199,695.97 | 0.12% |
| RALI 1998-QS4 GRP I | X | | X | March 1998 | 324,340,455.09 | 0.30% | 34.51% | 197,964.51 | 0.12% |
| RASC 1997-KS4 FIXED GRPI | X | X | X | November 1997 | 200,055,768.84 | 2.31% | 39.75% | 178,503.22 | 0.11% |
| RALI 2001-QS11 | X | | X | August 2001 | 213,553,096.82 | 0.10% | 73.64% | 175,647.53 | 0.10% |
| RALI 1998-QS17 CONFORMING | X | | X | December 1998 | 215,146,323.00 | 0.15% | 25.94% | 171,444.58 | 0.10% |
| RALI 1997-QS9 | X | | X | Sept 1997 | 271,005,025.82 | 0.21% | 24.98% | 153,740.19 | 0.09% |
| RALI 1998-QS5 | X | | X | April 1998 | 351,405,323.28 | 0.22% | 18.66% | 153,355.11 | 0.09% |
| RFMSI I 1996-S13 | X | | X | May 1996 | 157,805,575.79 | 0.02% | 64.57% | 140,764.74 | 0.08% |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| RALI 2000-QS3 | | X | X | March 2000 | 218,382,472.42 | 0.30% | 25.30% | 139,738.31 | 0.08% |
| RAMP 2001-RZ1 GROUP I | X | X | | February 2001 | 173,619,819.46 | 0.99% | 28.69% | 128,698.02 | 0.08% |
| RALI 1997-QS12 | X | | X | November 1997 | 298,104,002.05 | 0.21% | 19.96% | 128,534.98 | 0.08% |
| RALI 1998-QS2 | X | | X | February 1998 | 433,770,084.51 | 0.28% | 29.27% | 125,652.22 | 0.07% |
| RALI 1996-QS3 I - 30 YEAR | X | | X | June 1996 | 255,307,716.84 | 0.31% | 22.49% | 123,108.27 | 0.07% |
| RFMSI I 1996-S9 | X | | X | April 1996 | 585,919,116.54 | 0.11% | 17.22% | 120,599.44 | 0.07% |
| 2000-RZ2 FIXED | X | X | | November 2000 | 175,000,109.69 | 0.83% | 23.03% | 118,859.73 | 0.07% |
| RALI 1997-QS5 30 YEAR | X | | X | June 1997 | 192,360,424.83 | 0.44% | 29.86% | 104,268.86 | 0.06% |
| RALI 1998-QS8 CONFORMING | X | | X | June 1998 | 130,021,477.37 | 0.04% | 19.88% | 88,131.71 | 0.05% |
| RALI 1996-QS8 30 YR | X | | X | December 1996 | 177,623,205.60 | 0.20% | 15.89% | 88,022.89 | 0.05% |
| RALI 2000-QS2 | X | | X | February 2000 | 218,881,933.69 | 0.32% | 32.45% | 74,437.91 | 0.04% |
| RALI 2001-QS4 | X | | X | April 2001 | 214,223,847.97 | 0.18% | 16.20% | 73,073.95 | 0.04% |
| RALI 1996-QS5 - 30 YEAR | X | | X | Sept 1996 | 158,442,444.80 | 0.42% | 24.72% | 67,896.31 | 0.04% |
| RALI 2000-QS14 GROUP A | X | | X | December 2000 | 109,413,980.39 | 0.21% | 26.86% | 54,119.86 | 0.03% |
| RALI 1999-QS1 | X | | X | January 1999 | 268,851,631.00 | 0.21% | 29.59% | 51,851.03 | 0.03% |
| RALI 1997-QS1 - 30 YEAR | | X | X | February 1997 | 250,038,730.26 | 0.34% | 28.96% | 48,782.33 | 0.03% |
| RALI 1999-QS15 | X | | X | December 1999 | 217,369,717.42 | 0.37% | 26.18% | 48,182.67 | 0.03% |
| RALI 1996-QS7 30 YR GRP I | X | | X | November 1996 | 205,474,134.31 | 0.43% | 30.85% | 45,829.03 | 0.03% |
| RALI 1997-QS6 15 YEAR | | X | X | June 1997 | 106,172,633.28 | 0.16% | 37.28% | 42,364.14 | 0.03% |
| 1999-QS5 CONFORMING | X | | X | April 1999 | 192,405,752.03 | 0.27% | 33.21% | 40,671.89 | 0.02% |
| RALI 1996-QS7 15 YR GRP II | X | | X | November 1996 | 22,365,730.36 | 0.00% | 0.00% | 34,183.18 | 0.02% |
| RALI 1997-QS7 30 YEAR | X | | X | July 1997 | 191,342,550.62 | 0.40% | 21.81% | 31,089.47 | 0.02% |
| RALI 1996-QS1 I | X | X | | January 1996 | 226,567,136.09 | 1.08% | 30.19% | 28,107.91 | 0.02% |
| RALI 1996-QS4 30 YEAR | X | | X | August 1996 | 250,794,353.75 | 0.42% | 33.49% | 28,081.64 | 0.02% |
| RALI 1999-QS11 CONF | X | | X | Sept 1999 | $142,715,822.42 | 0.28% | 29.19% | $ 27,014.14 | 0.02% |

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

## RAMP Series 2005-SL2 – Collateral Characteristics (Aggregate - Loan Groups I to V)

### Credit Score Distribution of the Aggregate Loans

| Range of Credit Scores | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Current LTV |
|---|---|---|---|---|---|
| 499 or Less | 168 | $ 12,342,965 | 7.31% | $ 73,470 | 79.09% |
| 500 to 519 | 100 | 9,083,816 | 5.38 | 90,838 | 77.12 |
| 520 to 539 | 120 | 9,544,719 | 5.65 | 79,539 | 74.66 |
| 540 to 559 | 154 | 11,158,685 | 6.61 | 72,459 | 74.17 |
| 560 to 579 | 125 | 10,667,884 | 6.32 | 85,343 | 75.35 |
| 580 to 599 | 93 | 7,029,281 | 4.16 | 75,584 | 76.32 |
| 600 to 619 | 83 | 8,774,227 | 5.20 | 105,714 | 76.48 |
| 620 to 639 | 99 | 8,268,085 | 4.90 | 83,516 | 73.53 |
| 640 to 659 | 103 | 10,206,021 | 6.04 | 99,088 | 72.75 |
| 660 to 679 | 85 | 9,107,327 | 5.39 | 107,145 | 71.03 |
| 680 to 699 | 72 | 9,258,591 | 5.48 | 128,592 | 69.13 |
| 700 to 719 | 63 | 10,113,623 | 5.99 | 160,534 | 62.08 |
| 720 to 739 | 50 | 9,136,740 | 5.41 | 182,735 | 58.94 |
| 740 to 759 | 53 | 7,995,845 | 4.74 | 150,865 | 69.90 |
| 760 or Greater | 161 | 31,795,300 | 18.83 | 197,486 | 54.30 |
| **Subtotal:** | **1,529** | **$ 164,483,110** | **97.41%** | **$ 107,576** | **68.81%** |
| Not Available | 50 | 4,376,669 | 2.59 | 87,533 | 63.89 |
| **Total:** | **1,579** | **$ 168,859,779** | **100.00%** | **$ 106,941** | **68.68%** |

The Mortgage Loans indicated as having a credit score that is "Not Available" include certain Mortgage Loans where the credit score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor

For substantially all of the mortgage loans, the Credit Score was updated prior to the cut-off date.

As of the cut-off date, the weighted average Credit Score of the mortgage loans will be approximately 648

## Original Mortgage Loan Principal Balances of the Aggregate Loans

| Original Mortgage Amount ($) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 100,000 or Less | 1,023 | $ 51,012,617 | 30.21% | $ 49,866 | 597 | 74.88% |
| 100,001 to 200,000 | 314 | 38,456,658 | 22.77 | 122,473 | 600 | 77.51 |
| 200,001 to 300,000 | 72 | 15,101,766 | 8.94 | 209,747 | 612 | 75.08 |
| 300,001 to 400,000 | 77 | 24,194,219 | 14.33 | 314,211 | 709 | 59.26 |
| 400,001 to 500,000 | 53 | 19,767,971 | 11.71 | 372,981 | 723 | 58.24 |
| 500,001 to 600,000 | 24 | 11,289,101 | 6.69 | 470,379 | 720 | 57.45 |
| 600,001 to 700,000 | 8 | 3,780,114 | 2.24 | 472,514 | 738 | 46.47 |
| 700,001 to 800,000 | 4 | 2,547,416 | 1.51 | 636,854 | 794 | 55.36 |
| 800,001 to 900,000 | 1 | 440,196 | 0.26 | 440,196 | 778 | 37.00 |
| 900,001 to 1,000,000 | 3 | 2,269,721 | 1.34 | 756,574 | 740 | 42.17 |
| **Total:** | **1,579** | **$ 168,859,779** | **100.00%** | **$ 106,941** | **648** | **68.68%** |

## Mortgage Rates of the Aggregate Loans

| Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 5.000 to 5.499 | 3 | $ 1,096,995 | 0.65% | $ 365,665 | 729 | 60.26% |
| 5.500 to 5.999 | 8 | 3,069,094 | 1.82 | 383,637 | 777 | 46.89 |
| 6.000 to 6.499 | 49 | 17,447,751 | 10.33 | 356,077 | 757 | 46.65 |
| 6.500 to 6.999 | 66 | 20,717,836 | 12.27 | 313,907 | 737 | 53.50 |
| 7.000 to 7.499 | 86 | 12,094,041 | 7.16 | 140,628 | 658 | 65.28 |
| 7.500 to 7.999 | 240 | 34,861,393 | 20.65 | 145,256 | 623 | 70.75 |
| 8.000 to 8.499 | 182 | 17,274,424 | 10.23 | 94,914 | 605 | 70.65 |
| 8.500 to 8.999 | 250 | 18,080,440 | 10.71 | 72,322 | 610 | 76.77 |
| 9.000 to 9.499 | 134 | 10,257,795 | 6.07 | 76,551 | 618 | 85.22 |
| 9.500 to 9.999 | 152 | 11,662,737 | 6.91 | 76,729 | 610 | 82.46 |
| 10.000 to 10.499 | 86 | 5,228,806 | 3.10 | 60,800 | 600 | 80.47 |
| 10.500 to 10.999 | 114 | 6,635,837 | 3.93 | 58,209 | 576 | 79.08 |
| 11.000 to 11.499 | 49 | 2,484,082 | 1.47 | 50,696 | 574 | 75.98 |
| 11.500 to 11.999 | 68 | 3,389,648 | 2.01 | 49,848 | 578 | 76.08 |
| 12.000 to 12.499 | 37 | 1,655,174 | 0.98 | 44,734 | 565 | 79.35 |
| 12.500 to 12.999 | 24 | 1,408,427 | 0.83 | 58,684 | 558 | 81.88 |
| 13.000 to 13.499 | 16 | 831,641 | 0.49 | 51,978 | 587 | 86.56 |
| 13.500 to 13.999 | 9 | 407,986 | 0.24 | 45,332 | 534 | 78.97 |
| 14.000 to 14.499 | 4 | 182,503 | 0.11 | 45,626 | 591 | 82.85 |
| 14.500 to 14.999 | 1 | 49,268 | 0.03 | 49,268 | 545 | 99.00 |
| 15.000 to 15.499 | 1 | 23,897 | 0.01 | 23,897 | 532 | 63.00 |
| **Total:** | **1,579** | **$ 168,859,779** | **100.00%** | **$ 106,941** | **648** | **68.68%** |

As of the cut-off date, the Weighted average mortgage rate of the mortgage loans will be approximately 8.1867% per annum.

## Net Mortgage Rates of the Aggregate Loans

| Net Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 4.500 to 4.999 | 1 | $ 360,943 | 0.21% | $ 360,943 | 605 | 76.00% |
| 5.000 to 5.499 | 3 | 1,240,018 | 0.73 | 413,339 | 787 | 45.82 |
| 5.500 to 5.999 | 51 | 17,781,116 | 10.53 | 348,649 | 763 | 46.37 |
| 6.000 to 6.499 | 65 | 20,798,747 | 12.32 | 319,981 | 739 | 52.79 |
| 6.500 to 6.999 | 59 | 7,865,240 | 4.66 | 133,309 | 675 | 60.53 |
| 7.000 to 7.499 | 199 | 29,931,970 | 17.73 | 150,412 | 632 | 69.53 |
| 7.500 to 7.999 | 232 | 25,861,318 | 15.32 | 111,471 | 611 | 72.08 |
| 8.000 to 8.499 | 246 | 18,443,267 | 10.92 | 74,973 | 607 | 75.46 |
| 8.500 to 8.999 | 169 | 12,721,131 | 7.53 | 75,273 | 612 | 81.02 |
| 9.000 to 9.499 | 146 | 11,043,438 | 6.54 | 75,640 | 617 | 83.13 |
| 9.500 to 9.999 | 98 | 6,179,607 | 3.66 | 63,057 | 600 | 82.22 |
| 10.000 to 10.499 | 108 | 6,499,843 | 3.85 | 60,184 | 583 | 80.37 |
| 10.500 to 10.999 | 57 | 2,804,449 | 1.66 | 49,201 | 573 | 74.87 |
| 11.000 to 11.499 | 62 | 2,955,870 | 1.75 | 47,675 | 584 | 75.51 |
| 11.500 to 11.999 | 33 | 1,880,673 | 1.11 | 56,990 | 554 | 85.58 |
| 12.000 to 12.499 | 24 | 1,186,576 | 0.70 | 49,441 | 566 | 79.05 |
| 12.500 to 12.999 | 13 | 737,185 | 0.44 | 56,707 | 578 | 82.40 |
| 13.000 to 13.499 | 9 | 367,802 | 0.22 | 40,867 | 554 | 83.10 |
| 13.500 to 13.999 | 2 | 127,421 | 0.08 | 63,711 | 559 | 98.98 |
| 14.000 to 14.499 | 1 | 49,268 | 0.03 | 49,268 | 545 | 99.00 |
| 14.500 to 14.999 | 1 | 23,897 | 0.01 | 23,897 | 532 | 63.00 |
| **Total:** | **1,579** | **$ 168,859,779** | **100.00%** | **$ 106,941** | **648** | **68.68%** |

As of the cut-off date, the weighted average Net Mortgage Rate of the mortgage loans was approximately 7.8230% per annum.

## Original Loan-to-Value of the Aggregate Loans

| Original LTV Ratio (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 0.01 to 50.00 | 99 | $ 16,609,488 | 9.84% | $ 167,773 | 733 | 34.48% |
| 50.01 to 55.00 | 29 | 4,167,476 | 2.47 | 143,706 | 744 | 43.10 |
| 55.01 to 60.00 | 40 | 7,317,160 | 4.33 | 182,929 | 708 | 49.30 |
| 60.01 to 65.00 | 71 | 8,455,938 | 5.01 | 119,098 | 680 | 53.26 |
| 65.01 to 70.00 | 104 | 12,442,993 | 7.37 | 119,644 | 689 | 57.74 |
| 70.01 to 75.00 | 171 | 19,029,670 | 11.27 | 111,285 | 665 | 64.52 |
| 75.01 to 80.00 | 432 | 49,563,534 | 29.35 | 114,730 | 629 | 72.21 |
| 80.01 to 85.00 | 124 | 9,730,510 | 5.76 | 78,472 | 561 | 77.94 |
| 85.01 to 90.00 | 216 | 16,576,526 | 9.82 | 76,743 | 587 | 83.01 |
| 90.01 to 95.00 | 51 | 3,693,961 | 2.19 | 72,431 | 573 | 88.16 |
| 95.01 to 100.00 | 55 | 5,561,001 | 3.29 | 101,109 | 640 | 95.69 |
| 100.01 to 105.00 | 122 | 10,014,960 | 5.93 | 82,090 | 615 | 93.52 |
| 105.01 to 110.00 | 64 | 5,614,658 | 3.33 | 87,729 | 657 | 101.53 |
| 115.01 to 120.00 | 1 | 81,905 | 0.05 | 81,905 | 692 | 114.00 |
| **Total:** | **1,579** | **$ 168,859,779** | **100.00%** | **$ 106,941** | **648** | **68.68%** |

## Current Loan-to-Value Ratios of the Aggregate Loans

| Current LTV Ratio(%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 0.01 to 50.00 | 245 | $ 30,488,851 | 18.06% | $ 124,444 | 729 |
| 50.01 to 55.00 | 79 | 9,339,270 | 5.53 | 118,219 | 684 |
| 55.01 to 60.00 | 109 | 13,029,835 | 7.72 | 119,540 | 687 |
| 60.01 to 65.00 | 100 | 12,064,475 | 7.14 | 120,645 | 683 |
| 65.01 to 70.00 | 131 | 14,571,032 | 8.63 | 111,229 | 644 |
| 70.01 to 75.00 | 213 | 21,106,176 | 12.50 | 99,090 | 616 |
| 75.01 to 80.00 | 238 | 27,987,254 | 16.57 | 117,594 | 604 |
| 80.01 to 85.00 | 158 | 11,477,432 | 6.80 | 72,642 | 576 |
| 85.01 to 90.00 | 105 | 9,292,247 | 5.50 | 88,498 | 574 |
| 90.01 to 95.00 | 40 | 3,191,218 | 1.89 | 79,780 | 604 |
| 95.01 to 100.00 | 78 | 7,904,220 | 4.68 | 101,336 | 634 |
| 100.01 to 105.00 | 82 | 8,325,863 | 4.93 | 101,535 | 642 |
| 110.01 to 115.00 | 1 | 81,905 | 0.05 | 81,905 | 692 |
| **Total:** | **1,579** | **$ 168,859,779** | **100.00%** | **$ 106,941** | **648** |

The weighted average current loan-to-value ratio of the mortgage loans will be approximately 68.68%

## Geographical Distributions of Mortgaged Properties of the Aggregate Loans

| State | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| California | 103 | $ 23,084,662 | 13.67% | $ 224,123 | 718 | 56.00% |
| Florida | 124 | 13,570,007 | 8.04 | 109,436 | 668 | 59.48 |
| New York | 74 | 8,681,172 | 5.14 | 117,313 | 681 | 63.15 |
| Texas | 241 | 23,692,293 | 14.03 | 98,308 | 625 | 70.81 |
| New Jersey | 38 | 5,952,275 | 3.52 | 156,639 | 671 | 61.94 |
| Georgia | 86 | 10,762,274 | 6.37 | 125,143 | 633 | 71.00 |
| Virginia | 26 | 3,774,247 | 2.24 | 145,163 | 659 | 76.01 |
| Alabama | 39 | 2,423,892 | 1.44 | 62,151 | 572 | 75.73 |
| Arkansas | 20 | 912,126 | 0.54 | 45,606 | 637 | 84.36 |
| Arizona | 36 | 3,383,208 | 2.00 | 93,978 | 638 | 78.58 |
| Colorado | 22 | 3,942,360 | 2.33 | 179,198 | 675 | 64.28 |
| Connecticut | 10 | 2,003,650 | 1.19 | 200,365 | 743 | 63.55 |
| District of Columbia | 3 | 438,774 | 0.26 | 146,258 | 709 | 45.96 |
| Delaware | 1 | 387,897 | 0.23 | 387,897 | 540 | 64.00 |
| Hawaii | 4 | 558,446 | 0.33 | 139,611 | 803 | 60.46 |
| Idaho | 10 | 677,053 | 0.40 | 67,705 | 626 | 73.27 |
| Illinois | 28 | 2,661,837 | 1.58 | 95,066 | 589 | 80.36 |
| Indiana | 44 | 2,914,665 | 1.73 | 66,242 | 613 | 79.90 |
| Kentucky | 18 | 1,050,279 | 0.62 | 58,349 | 556 | 79.34 |
| Louisiana | 35 | 2,294,629 | 1.36 | 65,561 | 621 | 74.82 |
| Massachusetts | 11 | 1,857,179 | 1.10 | 168,834 | 698 | 48.73 |
| Maryland | 23 | 2,901,809 | 1.72 | 126,166 | 655 | 69.10 |
| Maine | 2 | 122,605 | 0.07 | 61,302 | 632 | 66.47 |
| Michigan | 68 | 5,341,774 | 3.16 | 78,556 | 588 | 74.91 |
| Minnesota | 9 | 1,221,179 | 0.72 | 135,687 | 623 | 67.44 |
| Missouri | 32 | 2,100,254 | 1.24 | 65,633 | 618 | 70.64 |
| Mississippi | 18 | 857,292 | 0.51 | 47,627 | 535 | 73.40 |
| Montana | 1 | 28,938 | 0.02 | 28,938 | 564 | 69.00 |
| North Carolina | 95 | 8,350,772 | 4.95 | 87,903 | 628 | 70.70 |
| Nebraska | 7 | 399,858 | 0.24 | 57,123 | 638 | 83.73 |
| New Hampshire | 1 | 92,765 | 0.05 | 92,765 | 581 | 75.00 |
| New Mexico | 12 | 1,264,309 | 0.75 | 105,359 | 625 | 75.56 |
| Nevada | 9 | 2,238,605 | 1.33 | 248,734 | 647 | 68.85 |
| Ohio | 56 | 3,886,155 | 2.30 | 69,396 | 601 | 76.55 |
| Oklahoma | 16 | 1,359,200 | 0.80 | 84,950 | 695 | 81.44 |
| Oregon | 14 | 2,084,288 | 1.23 | 148,878 | 617 | 77.42 |
| Pennsylvania | 71 | 5,062,684 | 3.00 | 71,305 | 618 | 78.14 |
| Rhode Island | 4 | 459,140 | 0.27 | 114,785 | 568 | 77.57 |
| South Carolina | 54 | 4,636,410 | 2.75 | 85,859 | 595 | 79.38 |
| Tennessee | 47 | 4,480,670 | 2.65 | 95,333 | 650 | 78.72 |
| Utah | 15 | 2,310,648 | 1.37 | 154,043 | 647 | 75.41 |
| Vermont | 3 | 326,475 | 0.19 | 108,825 | 544 | 72.55 |
| Washington | 19 | 1,766,415 | 1.05 | 92,969 | 608 | 70.62 |
| Wisconsin | 6 | 622,610 | 0.37 | 103,768 | 702 | 56.03 |
| Wyoming | 3 | 340,782 | 0.20 | 113,594 | 597 | 86.56 |
| Arkansas | 4 | 571,218 | 0.34 | 142,804 | 705 | 83.17 |
| Iowa | 5 | 268,079 | 0.16 | 53,616 | 633 | 88.47 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Kansas | 8 | 552,230 | 0.33 | 69,029 | 510 | 75.91 |
| West Virginia | 4 | 189,688 | 0.11 | 47,422 | 570 | 89.68 |
| **Total:** | **1,579** | **$ 168,859,779** | **100.00%** | **$ 106,941** | **648** | **68.68%** |

## Mortgage Loan Purpose of the Aggregate Loans

| Loan Purpose | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| Purchase | 563 | $ 57,187,490 | 33.87% | $ 101,576 | 636 | 76.82% |
| Rate/Term Refinance | 340 | 54,826,195 | 32.47 | 161,254 | 693 | 59.65 |
| Equity Refinance | 676 | 56,846,093 | 33.66 | 84,092 | 615 | 69.20 |
| **Total:** | **1,579** | **$ 168,859,779** | **100.00%** | **$ 106,941** | **648** | **68.68%** |

## Occupancy Type of the Aggregate Loans

| Occupancy Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| Primary Residence | 1,288 | $ 146,898,095 | 86.99% | $ 114,051 | 648 | 68.61% |
| Second/Vacation | 37 | 6,144,468 | 3.64 | 166,067 | 725 | 59.37 |
| Non-Owner Occupied | 254 | 15,817,216 | 9.37 | 62,273 | 618 | 72.89 |
| **Total:** | **1,579** | **$ 168,859,779** | **100.00%** | **$ 106,941** | **648** | **68.68%** |

## Mortgaged Property Types of the Aggregate Loans

| Property Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| Single-family detached | 1,133 | $ 119,348,194 | 70.68% | $ 105,338 | 648 | 68.86% |
| Townhouse | 26 | 1,563,899 | 0.93 | 60,150 | 636 | 72.42 |
| Condo-Low-Rise(Less than 5 stories) | 64 | 4,772,335 | 2.83 | 74,568 | 627 | 76.39 |
| Condo Mid-Rise (5 to 8 stories) | 4 | 491,280 | 0.29 | 122,820 | 511 | 72.33 |
| Condo High-Rise (9 stories or more) | 20 | 1,526,623 | 0.90 | 76,331 | 736 | 60.81 |
| Cooperative Units | 3 | 96,225 | 0.06 | 32,075 | 728 | 40.21 |
| Manufactured Home | 76 | 3,701,477 | 2.19 | 48,704 | 581 | 71.57 |
| Planned Unit Developments (Detached) | 115 | 25,209,793 | 14.93 | 219,216 | 673 | 63.38 |
| Planned Unit Developments (Attached) | 22 | 2,532,908 | 1.50 | 115,132 | 637 | 79.47 |
| Two-to-four-family units | 115 | 9,275,604 | 5.49 | 80,657 | 604 | 74.65 |
| Leasehold | 1 | 341,441 | 0.20 | 341,441 | 721 | 37.00 |
| **Total:** | **1,579** | **$ 168,859,779** | **100.00%** | **$ 106,941** | **648** | **68.68%** |

## Seasoning of the Aggregate Loans

| Seasoning in Months | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 37 to 48 | 456 | $ 86,815,135 | 51.41% | $ 190,384 | 685 | 66.32% |
| 49 to 60 | 88 | 10,328,918 | 6.12 | 117,374 | 630 | 79.48 |
| 61 to 72 | 122 | 10,200,545 | 6.04 | 83,611 | 645 | 69.89 |
| 73 to 84 | 522 | 38,192,488 | 22.62 | 73,166 | 599 | 70.81 |
| 85 to 96 | 309 | 18,123,026 | 10.73 | 58,651 | 576 | 70.21 |
| 97 to 108 | 26 | 1,229,331 | 0.73 | 47,282 | 587 | 72.61 |
| 109 to 120 | 31 | 2,224,661 | 1.32 | 71,763 | 641 | 66.68 |
| 121 to 132 | 8 | 440,702 | 0.26 | 55,088 | 730 | 46.15 |
| 133 to 144 | 3 | 113,822 | 0.07 | 37,941 | 681 | 61.33 |
| 145 or Greater | 14 | 1,191,151 | 0.71 | 85,082 | 719 | 53.34 |
| **Total:** | **1,579** | **$ 168,859,779** | **100.00%** | **$ 106,941** | **648** | **68.68%** |

The weighted average seasoning of the mortgage loans will be approximately 61 months.

## Mortgage Loan Documentation Types of the Aggregate Loans

| Documentation | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| Full Documentation | 1,170 | $ 122,529,691 | 72.56% | $ 104,726 | 653 | 69.41% |
| Reduced Documentation | 409 | 46,330,088 | 27.44 | 113,276 | 633 | 66.74 |
| **Total:** | **1,579** | **$ 168,859,779** | **100.00%** | **$ 106,941** | **648** | **68.68%** |

## Prepayment Penalty Terms of the Aggregate Loans

| Prepayment Penalty Term | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 60 Months | 37 | $ 11,421,055 | 6.76 | $ 308,677 | 739 | 53.80 |
| None | 1,534 | 156,986,958 | 92.97 | 102,338 | 641 | 69.72 |
| Other | 8 | 451,766 | 0.27 | 56,471 | 561 | 81.46 |
| **Total:** | **1,579** | **$ 168,859,779** | **100.00%** | **$ 106,941** | **648** | **68.68%** |

## RAMP Series 2005-SL2 – Collateral Characteristics - Loan Group I

### Credit Score Distribution of the Group 1 Loans

| Range of Credit Scores | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Current LTV |
|---|---|---|---|---|---|
| 620 to 639 | 1 | $ 341,998 | 0.88% | $ 341,998 | 57.00% |
| 640 to 659 | 6 | 1,883,166 | 4.85 | 313,861 | 52.34 |
| 660 to 679 | 4 | 1,319,072 | 3.39 | 329,768 | 56.60 |
| 680 to 699 | 6 | 2,328,112 | 5.99 | 388,019 | 50.16 |
| 700 to 719 | 12 | 3,869,539 | 9.96 | 322,462 | 44.00 |
| 720 to 739 | 13 | 4,484,251 | 11.54 | 344,942 | 43.28 |
| 740 to 759 | 9 | 2,865,828 | 7.37 | 318,425 | 57.00 |
| 760 or Greater | 61 | 21,769,098 | 56.02 | 356,870 | 49.72 |
| **Total:** | **112** | **$ 38,861,063** | **100.00%** | **$ 346,974** | **49.39%** |

The Mortgage Loans indicated as having a credit score that is "Not Available" include certain Mortgage Loans where the credit score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor

For substantially all of the mortgage loans, the Credit Score was updated prior to the cut-off date.

As of the cut-off date, the weighted average Credit Score of the mortgage loans will be approximately 754

### Original Mortgage Loan Principal Balances of the Group 1 Loans

| Original Mortgage Amount ($) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 100,000 or Less | 2 | $ 46,610 | 0.12% | $ 23,305 | 767 | 32.64% |
| 100,001 to 200,000 | 6 | 622,342 | 1.60 | 103,724 | 771 | 33.60 |
| 200,001 to 300,000 | 1 | 248,531 | 0.64 | 248,531 | 716 | 42.00 |
| 300,001 to 400,000 | 42 | 12,706,744 | 32.70 | 302,542 | 748 | 49.72 |
| 400,001 to 500,000 | 33 | 11,659,342 | 30.00 | 353,313 | 756 | 51.93 |
| 500,001 to 600,000 | 16 | 7,297,599 | 18.78 | 456,100 | 756 | 49.78 |
| 600,001 to 700,000 | 7 | 3,337,381 | 8.59 | 476,769 | 751 | 48.26 |
| 700,001 to 800,000 | 2 | 1,164,591 | 3.00 | 582,295 | 801 | 54.42 |
| 800,001 to 900,000 | 1 | 440,196 | 1.13 | 440,196 | 778 | 37.00 |
| 900,001 to 1,000,000 | 2 | 1,337,726 | 3.44 | 668,863 | 751 | 33.93 |
| **Total:** | **112** | **$ 38,861,063** | **100.00%** | **$ 346,974** | **754** | **49.39%** |

## Mortgage Rates of the Group 1 Loans

| Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 5.000 to 5.499 | 2 | $ 736,052 | 1.89% | $ 368,026 | 790 | 52.54% |
| 5.500 to 5.999 | 7 | 2,891,057 | 7.44 | 413,008 | 775 | 46.46 |
| 6.000 to 6.499 | 48 | 17,409,806 | 44.80 | 362,704 | 757 | 46.61 |
| 6.500 to 6.999 | 54 | 17,716,059 | 45.59 | 328,075 | 746 | 52.62 |
| 7.000 to 7.499 | 1 | 108,089 | 0.28 | 108,089 | 813 | 25.00 |
| **Total:** | **112** | **$ 38,861,063** | **100.00%** | **$ 346,974** | **754** | **49.39%** |

As of the cut-off date, the Weighted average mortgage rate of the mortgage loans will be approximately 6.3689% per annum.

## Net Mortgage Rates of the Group 1 Loans

| Net Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 5.000 to 5.499 | 3 | $ 1,240,018 | 3.19% | $ 413,339 | 787 | 45.82% |
| 5.500 to 5.999 | 49 | 17,565,134 | 45.20 | 358,472 | 763 | 46.26 |
| 6.000 to 6.499 | 60 | 20,055,911 | 51.61 | 334,265 | 745 | 52.36 |
| **Total:** | **112** | **$ 38,861,063** | **100.00%** | **$ 346,974** | **754** | **49.39%** |

As of the cut-off date, the weighted average Net Mortgage Rate of the mortgage loans was approximately 6.024% per annum.

## Original Loan-to-Value of the Group 1 Loans

| Original LTV Ratio (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 0.01 to 50.00 | 34 | $ 11,295,618 | 29.07% | $ 332,224 | 752 | 33.22% |
| 50.01 to 55.00 | 6 | 1,954,669 | 5.03 | 325,778 | 786 | 42.21 |
| 55.01 to 60.00 | 10 | 3,999,596 | 10.29 | 399,960 | 755 | 47.47 |
| 60.01 to 65.00 | 10 | 3,371,338 | 8.68 | 337,134 | 749 | 51.55 |
| 65.01 to 70.00 | 15 | 5,771,478 | 14.85 | 384,765 | 740 | 55.31 |
| 70.01 to 75.00 | 16 | 5,972,233 | 15.37 | 373,265 | 766 | 59.36 |
| 75.01 to 80.00 | 20 | 6,172,801 | 15.88 | 308,640 | 755 | 64.86 |
| 85.01 to 90.00 | 1 | 323,330 | 0.83 | 323,330 | 711 | 74.00 |
| **Total:** | **112** | **$ 38,861,063** | **100.00%** | **$ 346,974** | **754** | **49.39%** |

## Current Loan-to-Value Ratios of the Group 1 Loans

| Current LTV Ratio(%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 0.01 to 50.00 | 59 | $ 18,736,758 | 48.21% | $ 317,572 | 758 |
| 50.01 to 55.00 | 10 | 3,648,771 | 9.39 | 364,877 | 754 |
| 55.01 to 60.00 | 16 | 6,648,179 | 17.11 | 415,511 | 745 |
| 60.01 to 65.00 | 18 | 6,467,234 | 16.64 | 359,291 | 750 |
| 65.01 to 70.00 | 8 | 3,036,792 | 7.81 | 379,599 | 766 |
| 70.01 to 75.00 | 1 | 323,330 | 0.83 | 323,330 | 711 |
| **Total:** | **112** | **$ 38,861,063** | **100.00%** | **$ 346,974** | **754** |

The weighted average current loan-to-value ratio of the mortgage loans will be approximately 49.39%

## Geographical Distributions of Mortgaged Properties of the Group 1 Loans

| State | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| California | 33 | $ 10,778,373 | 27.74% | $ 326,617 | 762 | 45.97% |
| Florida | 13 | 5,234,208 | 13.47 | 402,631 | 730 | 43.46 |
| New York | 7 | 2,163,469 | 5.57 | 309,067 | 740 | 47.84 |
| Texas | 12 | 4,129,642 | 10.63 | 344,137 | 748 | 54.35 |
| New Jersey | 6 | 2,053,380 | 5.28 | 342,230 | 744 | 42.99 |
| Georgia | 5 | 2,010,265 | 5.17 | 402,053 | 765 | 46.91 |
| Virginia | 2 | 976,206 | 2.51 | 488,103 | 779 | 63.00 |
| Colorado | 2 | 934,042 | 2.40 | 467,021 | 743 | 34.95 |
| Connecticut | 5 | 1,822,509 | 4.69 | 364,502 | 752 | 63.51 |
| Illinois | 1 | 307,384 | 0.79 | 307,384 | 648 | 64.00 |
| Indiana | 1 | 426,534 | 1.10 | 426,534 | 729 | 57.00 |
| Louisiana | 1 | 323,330 | 0.83 | 323,330 | 711 | 74.00 |
| Massachusetts | 3 | 1,092,147 | 2.81 | 364,049 | 790 | 40.14 |
| Maryland | 4 | 1,283,277 | 3.30 | 320,819 | 770 | 57.77 |
| Maine | 1 | 36,400 | 0.09 | 36,400 | 704 | 6.00 |
| Missouri | 1 | 327,443 | 0.84 | 327,443 | 761 | 59.00 |
| North Carolina | 3 | 1,062,584 | 2.73 | 354,195 | 789 | 55.02 |
| Ohio | 2 | 403,116 | 1.04 | 201,558 | 693 | 57.29 |
| Oklahoma | 1 | 339,995 | 0.87 | 339,995 | 817 | 60.00 |
| Pennsylvania | 1 | 532,868 | 1.37 | 532,868 | 803 | 49.00 |
| Tennessee | 4 | 1,282,055 | 3.30 | 320,514 | 772 | 59.79 |
| Utah | 1 | 550,298 | 1.42 | 550,298 | 787 | 57.00 |
| Washington | 2 | 388,185 | 1.00 | 194,093 | 741 | 47.34 |
| Wisconsin | 1 | 403,356 | 1.04 | 403,356 | 760 | 40.00 |
| **Total:** | **112** | **$ 38,861,063** | **100.00%** | **$ 346,974** | **754** | **49.39%** |

## Mortgage Loan Purpose of the Group 1 Loans

| Loan Purpose | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| Purchase | 14 | $ 4,292,052 | 11.04% | $ 306,575 | 760 | 55.13% |
| Rate/Term Refinance | 82 | 29,262,462 | 75.30 | 356,859 | 752 | 49.32 |
| Equity Refinance | 16 | 5,306,548 | 13.66 | 331,659 | 762 | 45.18 |
| **Total:** | **112** | **$ 38,861,063** | **100.00%** | **$ 346,974** | **754** | **49.39%** |

## Occupancy Type of the Group 1 Loans

| Occupancy Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| Primary Residence | 106 | $ 36,526,748 | 93.99% | $ 344,592 | 752 | 49.29% |
| Second/Vacation | 6 | 2,334,315 | 6.01 | 389,053 | 784 | 50.94 |
| **Total:** | **112** | **$ 38,861,063** | **100.00%** | **$ 346,974** | **754** | **49.39%** |

## Mortgaged Property Types of the Group 1 Loans

| Property Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| Single-family detached | 82 | $ 29,147,988 | 75.01% | $ 355,463 | 757 | 50.93% |
| Condo-Low-Rise(Less than 5 stories) | 1 | 36,400 | 0.09 | 36,400 | 704 | 6.00 |
| Condo High-Rise (9 stories or more) | 1 | 15,615 | 0.04 | 15,615 | 722 | 24.00 |
| Cooperative Units | 1 | 30,995 | 0.08 | 30,995 | 790 | 37.00 |
| Planned Unit Developments (Detached) | 26 | 9,288,624 | 23.90 | 357,255 | 748 | 45.29 |
| Leasehold | 1 | 341,441 | 0.88 | 341,441 | 721 | 37.00 |
| **Total:** | **112** | **$ 38,861,063** | **100.00%** | **$ 346,974** | **754** | **49.39%** |

## Seasoning of the Group 1 Loans

| Seasoning in Months | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 37 to 48 | 106 | $ 38,217,969 | 98.35% | $ 360,547 | 755 | 49.37% |
| 49 to 60 | 2 | 446,720 | 1.15 | 223,360 | 717 | 58.34 |
| 73 to 84 | 1 | 30,995 | 0.08 | 30,995 | 790 | 37.00 |
| 85 to 96 | 1 | 15,615 | 0.04 | 15,615 | 722 | 24.00 |
| 109 to 120 | 1 | 101,541 | 0.26 | 101,541 | 714 | 37.00 |
| 121 to 132 | 1 | 48,223 | 0.12 | 48,223 | 809 | 30.00 |
| **Total:** | **112** | **$ 38,861,063** | **100.00%** | **$ 346,974** | **754** | **49.39%** |

The weighted average seasoning of the mortgage loans will be approximately 40

## Mortgage Loan Documentation Types of the Group 1 Loans

| Documentation | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| Full Documentation | 96 | $ 34,370,985 | 88.45% | $ 358,031 | 756 | 50.03% |
| Reduced Documentation | 16 | 4,490,078 | 11.55 | 280,630 | 744 | 44.49 |
| **Total:** | **112** | **$ 38,861,063** | **100.00%** | **$ 346,974** | **754** | **49.39%** |

## Prepayment Penalty Terms of the Group 1 Loans

| Prepayment Penalty Term | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 60 Months | 24 | $ 8,107,780 | 20.86% | $ 337,824 | 766 | 42.75% |
| None | 88 | 30,753,282 | 79.14 | 349,469 | 751 | 51.15 |
| **Total:** | **112** | **$ 38,861,063** | **100.00%** | **$ 346,974** | **754** | **49.39%** |

## RAMP Series 2005-SL2 – Collateral Characteristics - Loan Group II

### Credit Score Distribution of the Group 2 Loans

| Range of Credit Scores | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Current LTV |
|---|---|---|---|---|---|
| 499 or Less | 54 | $ 2,688,200 | 9.71% | $ 49,781 | 70.06% |
| 500 to 519 | 27 | 1,385,671 | 5.00 | 51,321 | 71.77 |
| 520 to 539 | 44 | 2,338,628 | 8.45 | 53,151 | 66.65 |
| 540 to 559 | 59 | 3,198,411 | 11.55 | 54,210 | 61.82 |
| 560 to 579 | 39 | 1,915,948 | 6.92 | 49,127 | 63.81 |
| 580 to 599 | 39 | 1,904,437 | 6.88 | 48,832 | 70.18 |
| 600 to 619 | 25 | 1,121,576 | 4.05 | 44,863 | 66.04 |
| 620 to 639 | 39 | 2,646,320 | 9.56 | 67,854 | 60.39 |
| 640 to 659 | 35 | 1,883,007 | 6.80 | 53,800 | 65.39 |
| 660 to 679 | 30 | 1,333,578 | 4.82 | 44,453 | 64.01 |
| 680 to 699 | 15 | 709,112 | 2.56 | 47,274 | 58.77 |
| 700 to 719 | 22 | 1,370,679 | 4.95 | 62,304 | 55.76 |
| 720 to 739 | 9 | 604,577 | 2.18 | 67,175 | 51.76 |
| 740 to 759 | 14 | 956,142 | 3.45 | 68,296 | 64.60 |
| 760 or Greater | 37 | 3,068,657 | 11.08 | 82,937 | 47.90 |
| **SubTotal:** | **488** | **$ 27,124,944** | **97.96%** | **$ 55,584** | **62.59%** |
| Not Available | 11 | 564,240 | 2.04 | 51,295 | 59.12 |
| **Total:** | **499** | **$ 27,689,185** | **100.00%** | **$ 55,489** | **62.52%** |

The Mortgage Loans indicated as having a credit score that is "Not Available" include certain Mortgage Loans where the credit score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor

For substantially all of the mortgage loans, the Credit Score was updated prior to the cut-off date.

As of the cut-off date, the weighted average Credit Score of the mortgage loans will be approximately 615

### Original Mortgage Loan Principal Balances of the Group 2 Loans

| Original Mortgage Amount ($) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 100,000 or Less | 421 | $ 16,877,362 | 60.95% | $ 40,089 | 596 | 64.95% |
| 100,001 to 200,000 | 54 | 5,321,556 | 19.22 | 98,547 | 602 | 66.65 |
| 200,001 to 300,000 | 12 | 1,694,206 | 6.12 | 141,184 | 649 | 47.19 |
| 300,001 to 400,000 | 7 | 1,650,371 | 5.96 | 235,767 | 710 | 61.37 |
| 400,001 to 500,000 | 3 | 1,018,643 | 3.68 | 339,548 | 669 | 54.60 |
| 600,001 to 700,000 | 1 | 442,733 | 1.60 | 442,733 | 634 | 33.00 |
| 700,001 to 800,000 | 1 | 684,314 | 2.47 | 684,314 | 776 | 42.00 |
| **Total:** | **499** | **$ 27,689,185** | **100.00%** | **$ 55,489** | **615** | **62.52%** |

## Mortgage Rates of the Group 2 Loans

| Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 6.500 to 6.999 | 7 | $ 1,830,267 | 6.61% | $ 261,467 | 694 | 53.77% |
| 7.000 to 7.499 | 26 | 2,506,982 | 9.05 | 96,422 | 658 | 48.87 |
| 7.500 to 7.999 | 33 | 2,349,721 | 8.49 | 71,204 | 653 | 52.01 |
| 8.000 to 8.499 | 30 | 1,900,681 | 6.86 | 63,356 | 633 | 47.62 |
| 8.500 to 8.999 | 73 | 3,233,278 | 11.68 | 44,291 | 664 | 57.91 |
| 9.000 to 9.499 | 38 | 1,903,542 | 6.87 | 50,093 | 560 | 67.30 |
| 9.500 to 9.999 | 54 | 3,406,841 | 12.30 | 63,090 | 562 | 70.66 |
| 10.000 to 10.499 | 47 | 2,144,354 | 7.74 | 45,625 | 603 | 64.64 |
| 10.500 to 10.999 | 59 | 2,836,771 | 10.25 | 48,081 | 585 | 70.95 |
| 11.000 to 11.499 | 24 | 1,005,877 | 3.63 | 41,912 | 597 | 68.07 |
| 11.500 to 11.999 | 51 | 2,392,320 | 8.64 | 46,908 | 589 | 72.67 |
| 12.000 to 12.499 | 26 | 1,021,132 | 3.69 | 39,274 | 577 | 74.82 |
| 12.500 to 12.999 | 13 | 603,117 | 2.18 | 46,394 | 584 | 74.80 |
| 13.000 to 13.499 | 10 | 386,775 | 1.40 | 38,677 | 608 | 75.36 |
| 13.500 to 13.999 | 5 | 104,546 | 0.38 | 20,909 | 592 | 51.79 |
| 14.000 to 14.499 | 2 | 39,083 | 0.14 | 19,542 | 700 | 41.96 |
| 15.000 to 15.499 | 1 | 23,897 | 0.09 | 23,897 | 532 | 63.00 |
| **Total:** | **499** | **$ 27,689,185** | **100.00%** | **$ 55,489** | **615** | **62.52%** |

As of the cut-off date, the Weighted average mortgage rate of the mortgage loans will be approximately 9.4792% per annum.

## Net Mortgage Rates of the Group 2 Loans

| Net Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 6.500 to 6.999 | 26 | $ 3,724,487 | 13.45% | $ 143,249 | 689 | 51.16% |
| 7.000 to 7.499 | 31 | 2,343,543 | 8.46 | 75,598 | 650 | 51.34 |
| 7.500 to 7.999 | 34 | 1,896,437 | 6.85 | 55,778 | 635 | 51.38 |
| 8.000 to 8.499 | 69 | 3,460,986 | 12.50 | 50,159 | 651 | 55.97 |
| 8.500 to 8.999 | 56 | 2,689,324 | 9.71 | 48,024 | 575 | 62.89 |
| 9.000 to 9.499 | 49 | 3,181,129 | 11.49 | 64,921 | 566 | 71.79 |
| 9.500 to 9.999 | 56 | 2,510,191 | 9.07 | 44,825 | 599 | 66.40 |
| 10.000 to 10.499 | 48 | 2,352,094 | 8.49 | 49,002 | 584 | 70.73 |
| 10.500 to 10.999 | 36 | 1,499,140 | 5.41 | 41,643 | 594 | 68.71 |
| 11.000 to 11.499 | 47 | 2,224,765 | 8.03 | 47,335 | 585 | 73.47 |
| 11.500 to 11.999 | 18 | 705,306 | 2.55 | 39,184 | 583 | 73.75 |
| 12.000 to 12.499 | 14 | 615,684 | 2.22 | 43,977 | 586 | 75.50 |
| 12.500 to 12.999 | 8 | 351,005 | 1.27 | 43,876 | 606 | 75.77 |
| 13.000 to 13.499 | 5 | 102,885 | 0.37 | 20,577 | 640 | 51.56 |
| 13.500 to 13.999 | 1 | 8,312 | 0.03 | 8,312 | 741 | 27.00 |
| 14.500 to 14.999 | 1 | 23,897 | 0.09 | 23,897 | 532 | 63.00 |
| **Total:** | **499** | **$ 27,689,185** | **100.00%** | **$ 55,489** | **615** | **62.52%** |

As of the cut-off date, the weighted average Net Mortgage Rate of the mortgage loans was approximately 9.0319% per annum.

## Original Loan-to-Value of the Group 2 Loans

| Original LTV Ratio (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 0.01 to 50.00 | 38 | $ 2,372,265 | 8.57% | $ 62,428 | 689 | 33.00% |
| 50.01 to 55.00 | 10 | 319,696 | 1.15 | 31,970 | 690 | 30.65 |
| 55.01 to 60.00 | 20 | 987,602 | 3.57 | 49,380 | 674 | 44.24 |
| 60.01 to 65.00 | 24 | 1,588,100 | 5.74 | 66,171 | 680 | 45.18 |
| 65.01 to 70.00 | 38 | 1,982,114 | 7.16 | 52,161 | 641 | 52.80 |
| 70.01 to 75.00 | 53 | 3,253,794 | 11.75 | 61,392 | 593 | 60.39 |
| 75.01 to 80.00 | 152 | 7,798,822 | 28.17 | 51,308 | 603 | 64.16 |
| 80.01 to 85.00 | 49 | 2,890,287 | 10.44 | 58,985 | 578 | 73.41 |
| 85.01 to 90.00 | 39 | 2,139,460 | 7.73 | 54,858 | 574 | 77.10 |
| 90.01 to 95.00 | 9 | 459,312 | 1.66 | 51,035 | 532 | 74.72 |
| 95.01 to 100.00 | 4 | 201,467 | 0.73 | 50,367 | 631 | 79.33 |
| 100.01 to 105.00 | 54 | 3,189,267 | 11.52 | 59,060 | 603 | 80.05 |
| 105.01 to 110.00 | 9 | 506,999 | 1.83 | 56,333 | 645 | 85.43 |
| **Total:** | **499** | **$ 27,689,185** | **100.00%** | **$ 55,489** | **615** | **62.52%** |

## Current Loan-to-Value Ratios of the Group 2 Loans

| Current LTV Ratio(%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 0.01 to 50.00 | 136 | $ 6,832,436 | 24.68% | $ 50,238 | 668 |
| 50.01 to 55.00 | 51 | 2,624,618 | 9.48 | 51,463 | 617 |
| 55.01 to 60.00 | 63 | 2,873,730 | 10.38 | 45,615 | 617 |
| 60.01 to 65.00 | 37 | 2,571,724 | 9.29 | 69,506 | 597 |
| 65.01 to 70.00 | 38 | 2,361,018 | 8.53 | 62,132 | 569 |
| 70.01 to 75.00 | 49 | 2,745,154 | 9.91 | 56,024 | 597 |
| 75.01 to 80.00 | 60 | 2,948,795 | 10.65 | 49,147 | 611 |
| 80.01 to 85.00 | 39 | 2,976,927 | 10.75 | 76,331 | 583 |
| 85.01 to 90.00 | 15 | 951,014 | 3.43 | 63,401 | 560 |
| 90.01 to 95.00 | 4 | 278,709 | 1.01 | 69,677 | 537 |
| 95.01 to 100.00 | 5 | 307,464 | 1.11 | 61,493 | 579 |
| 100.01 to 105.00 | 2 | 217,596 | 0.79 | 108,798 | 673 |
| **Total:** | **499** | **$ 27,689,185** | **100.00%** | **$ 55,489** | **615** |

The weighted average current loan-to-value ratio of the mortgage loans will be approximately 62.52%

## Geographical Distributions of Mortgaged Properties of the Group 2 Loans

| State | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| California | 21 | $ 2,737,005 | 9.88% | $ 130,334 | 731 | 46.78% |
| Florida | 37 | 1,919,109 | 6.93 | 51,868 | 589 | 53.20 |
| New York | 29 | 1,965,371 | 7.10 | 67,771 | 690 | 56.63 |
| Texas | 71 | 3,311,831 | 11.96 | 46,646 | 633 | 58.43 |
| New Jersey | 10 | 1,062,125 | 3.84 | 106,212 | 640 | 58.96 |
| Georgia | 22 | 1,477,796 | 5.34 | 67,173 | 558 | 70.02 |
| Virginia | 8 | 573,725 | 2.07 | 71,716 | 606 | 72.73 |
| Alabama | 9 | 402,771 | 1.45 | 44,752 | 633 | 58.14 |
| Arkansas | 11 | 228,690 | 0.83 | 20,790 | 563 | 65.13 |
| Arizona | 13 | 700,133 | 2.53 | 53,856 | 633 | 70.84 |
| Colorado | 2 | 150,768 | 0.54 | 75,384 | 656 | 66.24 |
| Connecticut | 2 | 127,652 | 0.46 | 63,826 | 678 | 62.04 |
| District of Columbia | 2 | 168,288 | 0.61 | 84,144 | 564 | 65.19 |
| Delaware | 1 | 387,897 | 1.40 | 387,897 | 540 | 64.00 |
| Hawaii | 1 | 16,931 | 0.06 | 16,931 | 790 | 13.00 |
| Idaho | 1 | 84,377 | 0.30 | 84,377 | 431 | 70.00 |
| Illinois | 6 | 258,265 | 0.93 | 43,044 | 615 | 62.84 |
| Indiana | 18 | 897,513 | 3.24 | 49,862 | 606 | 79.93 |
| Kentucky | 10 | 384,902 | 1.39 | 38,490 | 562 | 67.30 |
| Louisiana | 20 | 846,753 | 3.06 | 42,338 | 579 | 65.59 |
| Massachusetts | 3 | 287,134 | 1.04 | 95,711 | 610 | 53.04 |
| Maryland | 9 | 282,642 | 1.02 | 31,405 | 564 | 56.52 |
| Michigan | 18 | 843,232 | 3.05 | 46,846 | 558 | 69.25 |
| Minnesota | 1 | 16,464 | 0.06 | 16,464 | 0 | 66.00 |
| Missouri | 11 | 565,406 | 2.04 | 51,401 | 578 | 63.66 |
| Mississippi | 9 | 329,994 | 1.19 | 36,666 | 587 | 64.26 |
| North Carolina | 55 | 2,706,612 | 9.77 | 49,211 | 594 | 65.78 |
| Nebraska | 1 | 38,360 | 0.14 | 38,360 | 620 | 30.00 |
| New Mexico | 1 | 26,338 | 0.10 | 26,338 | 542 | 44.00 |
| Nevada | 2 | 107,101 | 0.39 | 53,550 | 744 | 50.10 |
| Ohio | 23 | 1,240,635 | 4.48 | 53,941 | 579 | 70.11 |
| Oklahoma | 4 | 164,084 | 0.59 | 41,021 | 606 | 70.09 |
| Oregon | 1 | 89,412 | 0.32 | 89,412 | 559 | 67.00 |
| Pennsylvania | 16 | 672,268 | 2.43 | 42,017 | 570 | 69.57 |
| Rhode Island | 1 | 70,065 | 0.25 | 70,065 | 567 | 59.00 |
| South Carolina | 20 | 840,404 | 3.04 | 42,020 | 588 | 66.08 |
| Tennessee | 19 | 1,124,502 | 4.06 | 59,184 | 570 | 76.96 |
| Utah | 1 | 71,187 | 0.26 | 71,187 | 650 | 28.00 |
| Washington | 3 | 152,448 | 0.55 | 50,816 | 599 | 45.89 |
| Iowa | 3 | 158,351 | 0.57 | 52,784 | 561 | 88.28 |
| Kansas | 2 | 78,216 | 0.28 | 39,108 | 493 | 81.64 |
| West Virginia | 2 | 122,426 | 0.44 | 61,213 | 591 | 88.52 |
| **Total:** | **499** | **$ 27,689,185** | **100.00%** | **$ 55,489** | **615** | **62.52%** |

## Mortgage Loan Purpose of the Group 2 Loans

| Loan Purpose | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| Purchase | 96 | $ 6,579,042 | 23.76% | $ 68,532 | 624 | 65.40% |
| Rate/Term Refinance | 83 | 5,230,346 | 18.89 | 63,016 | 650 | 53.43 |
| Equity Refinance | 320 | 15,879,796 | 57.35 | 49,624 | 600 | 64.32 |
| **Total:** | **499** | **$ 27,689,185** | **100.00%** | **$ 55,489** | **615** | **62.52%** |

## Occupancy Type of the Group 2 Loans

| Occupancy Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| Primary Residence | 431 | $ 23,952,542 | 86.51% | $ 55,574 | 607 | 63.68% |
| Second/Vacation | 3 | 678,076 | 2.45 | 226,025 | 663 | 32.71 |
| Non-Owner Occupied | 65 | 3,058,566 | 11.05 | 47,055 | 665 | 60.08 |
| **Total:** | **499** | **$ 27,689,185** | **100.00%** | **$ 55,489** | **615** | **62.52%** |

## Mortgaged Property Types of the Group 2 Loans

| Property Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| Single-family detached | 365 | $ 20,030,404 | 72.34% | $ 54,878 | 610 | 64.20% |
| Townhouse | 16 | 904,010 | 3.26 | 56,501 | 663 | 63.49 |
| Condo-Low-Rise(Less than 5 stories) | 17 | 747,289 | 2.70 | 43,958 | 639 | 52.90 |
| Condo Mid-Rise (5 to 8 stories) | 1 | 7,037 | 0.03 | 7,037 | 622 | 38.00 |
| Condo High-Rise (9 stories or more) | 5 | 151,916 | 0.55 | 30,383 | 616 | 52.11 |
| Cooperative Units | 1 | 27,366 | 0.10 | 27,366 | 731 | 4.00 |
| Manufactured Home | 45 | 1,982,874 | 7.16 | 44,064 | 580 | 68.12 |
| Planned Unit Developments (Detached) | 18 | 2,199,577 | 7.94 | 122,199 | 646 | 50.91 |
| Planned Unit Developments (Attached) | 3 | 92,744 | 0.33 | 30,915 | 634 | 68.41 |
| Two-to-four-family units | 28 | 1,545,966 | 5.58 | 55,213 | 641 | 55.95 |
| **Total:** | **499** | **$ 27,689,185** | **100.00%** | **$ 55,489** | **615** | **62.52%** |

## Seasoning of the Group 2 Loans

| Seasoning in Months | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 37 to 48 | 10 | $ 2,469,372 | 8.92% | $ 246,937 | 714 | 57.89% |
| 49 to 60 | 28 | 2,370,942 | 8.56 | 84,677 | 636 | 63.46 |
| 61 to 72 | 61 | 2,895,741 | 10.46 | 47,471 | 613 | 58.46 |
| 73 to 84 | 210 | 10,726,728 | 38.74 | 51,080 | 609 | 64.10 |
| 85 to 96 | 158 | 8,051,540 | 29.08 | 50,959 | 574 | 66.71 |
| 97 to 108 | 12 | 296,657 | 1.07 | 24,721 | 684 | 40.89 |
| 109 to 120 | 6 | 215,787 | 0.78 | 35,964 | 727 | 38.47 |
| 121 to 132 | 2 | 161,565 | 0.58 | 80,783 | 818 | 25.67 |
| 133 to 144 | 1 | 15,847 | 0.06 | 15,847 | 570 | 11.00 |
| 145 or Greater | 11 | 485,007 | 1.75 | 44,092 | 735 | 39.19 |
| **Total:** | **499** | **$ 27,689,185** | **100.00%** | **$ 55,489** | **615** | **62.52%** |

The weighted average seasoning of the mortgage loans will be approximately 78

## Mortgage Loan Documentation Types of the Group 2 Loans

| Documentation | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| Full Documentation | 387 | $ 20,726,156 | 74.85% | $ 53,556 | 612 | 64.11% |
| Reduced Documentation | 112 | 6,963,029 | 25.15 | 62,170 | 623 | 57.80 |
| **Total:** | **499** | **$ 27,689,185** | **100.00%** | **$ 55,489** | **615** | **62.52%** |

## Prepayment Penalty Terms of the Group 2 Loans

| Prepayment Penalty Term | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| None | 495 | $ 27,401,292 | 98.96% | $ 55,356 | 615 | 62.37% |
| Other | 4 | 287,893 | 1.04 | 71,973 | 595 | 77.03 |
| **Total:** | **499** | **$ 27,689,185** | **100.00%** | **$ 55,489** | **615** | **62.52%** |

## RAMP Series 2005-SL2 – Collateral Characteristics - Loan Group III

### Credit Score Distribution of the Group 3 Loans

| Range of Credit Scores | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Current LTV |
|---|---|---|---|---|---|
| 499 or Less | 15 | $ 1,577,178 | 4.77% | $ 105,145 | 76.76% |
| 500 to 519 | 12 | 2,103,049 | 6.36 | 175,254 | 74.33 |
| 520 to 539 | 12 | 1,889,541 | 5.72 | 157,462 | 69.15 |
| 540 to 559 | 18 | 2,218,145 | 6.71 | 123,230 | 72.36 |
| 560 to 579 | 17 | 2,848,102 | 8.62 | 167,535 | 74.05 |
| 580 to 599 | 12 | 1,176,524 | 3.56 | 98,044 | 69.62 |
| 600 to 619 | 18 | 3,120,440 | 9.44 | 173,358 | 77.24 |
| 620 to 639 | 11 | 1,249,436 | 3.78 | 113,585 | 69.94 |
| 640 to 659 | 14 | 1,936,052 | 5.86 | 138,289 | 76.53 |
| 660 to 679 | 13 | 2,849,653 | 8.62 | 219,204 | 67.48 |
| 680 to 699 | 13 | 2,480,175 | 7.50 | 190,783 | 70.38 |
| 700 to 719 | 11 | 2,756,822 | 8.34 | 250,620 | 74.02 |
| 720 to 739 | 5 | 924,296 | 2.80 | 184,859 | 74.53 |
| 740 to 759 | 6 | 742,707 | 2.25 | 123,784 | 68.83 |
| 760 or Greater | 17 | 3,460,247 | 10.47 | 203,544 | 57.91 |
| **Total:** | **194** | **$ 31,332,367** | **94.81%** | **$ 161,507** | **71.15%** |
| Not Available | 15 | 1,716,575 | 5.19 | 114,438 | 60.68 |
| | **209** | **$ 33,048,941** | **100.00%** | **$ 158,129** | **70.61%** |

The Mortgage Loans indicated as having a credit score that is "Not Available" include certain Mortgage Loans where the credit score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor

For substantially all of the mortgage loans, the Credit Score was updated prior to the cut-off date.

As of the cut-off date, the weighted average Credit Score of the mortgage loans will be approximately 634

### Original Mortgage Loan Principal Balances of the Group 3 Loans

| Original Mortgage Amount ($) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 100,000 or Less | 76 | $ 4,529,423 | 13.71% | $ 59,598 | 624 | 71.44% |
| 100,001 to 200,000 | 77 | 10,027,856 | 30.34 | 130,232 | 583 | 70.29 |
| 200,001 to 300,000 | 22 | 5,034,676 | 15.23 | 228,849 | 609 | 76.53 |
| 300,001 to 400,000 | 20 | 7,030,622 | 21.27 | 351,531 | 664 | 69.98 |
| 400,001 to 500,000 | 8 | 3,263,257 | 9.87 | 407,907 | 712 | 63.61 |
| 500,001 to 600,000 | 5 | 2,464,598 | 7.46 | 492,920 | 655 | 69.46 |
| 700,001 to 800,000 | 1 | 698,511 | 2.11 | 698,511 | 799 | 70.00 |
| **Total:** | **209** | **$ 33,048,941** | **100.00%** | **$ 158,129** | **634** | **70.61%** |

## Mortgage Rates of the Group 3 Loans

| Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 5.000 to 5.499 | 1 | $ 360,943 | 1.09% | $ 360,943 | 605 | 76.00% |
| 5.500 to 5.999 | 1 | 178,037 | 0.54 | 178,037 | 820 | 54.00 |
| 6.000 to 6.499 | 1 | 37,945 | 0.11 | 37,945 | 722 | 61.00 |
| 6.500 to 6.999 | 5 | 1,171,510 | 3.54 | 234,302 | 671 | 66.35 |
| 7.000 to 7.499 | 59 | 9,478,970 | 28.68 | 160,661 | 656 | 70.08 |
| 7.500 to 7.999 | 139 | 21,614,120 | 65.40 | 155,497 | 620 | 71.00 |
| 8.000 to 8.499 | 3 | 207,414 | 0.63 | 69,138 | 617 | 83.83 |
| **Total:** | **209** | **$ 33,048,941** | **100.00%** | **$ 158,129** | **634** | **70.61%** |

As of the cut-off date, the Weighted average mortgage rate of the mortgage loans will be approximately 7.4576% per annum.

## Net Mortgage Rates of the Group 3 Loans

| Net Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 4.500 to 4.999 | 1 | $ 360,943 | 1.09% | $ 360,943 | 605 | 76.00% |
| 5.500 to 5.999 | 2 | 215,983 | 0.65 | 107,991 | 803 | 55.23 |
| 6.000 to 6.499 | 5 | 742,835 | 2.25 | 148,567 | 567 | 64.37 |
| 6.500 to 6.999 | 33 | 4,140,753 | 12.53 | 125,477 | 662 | 68.96 |
| 7.000 to 7.499 | 168 | 27,588,427 | 83.48 | 164,217 | 630 | 71.07 |
| **Total:** | **209** | **$ 33,048,941** | **100.00%** | **$ 158,129** | **634** | **70.61%** |

As of the cut-off date, the weighted average Net Mortgage Rate of the mortgage loans was approximately 7.1488% per annum.

## Original Loan-to-Value of the Group 3 Loans

| Original LTV Ratio (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 0.01 to 50.00 | 11 | $ 1,886,535 | 5.71% | $ 171,503 | 704 | 41.34% |
| 50.01 to 55.00 | 5 | 1,287,103 | 3.89 | 257,421 | 742 | 44.04 |
| 55.01 to 60.00 | 4 | 730,069 | 2.21 | 182,517 | 554 | 54.52 |
| 60.01 to 65.00 | 14 | 1,753,677 | 5.31 | 125,263 | 627 | 59.18 |
| 65.01 to 70.00 | 14 | 1,855,320 | 5.61 | 132,523 | 709 | 62.89 |
| 70.01 to 75.00 | 25 | 3,123,073 | 9.45 | 124,923 | 638 | 68.25 |
| 75.01 to 80.00 | 93 | 17,442,451 | 52.78 | 187,553 | 631 | 75.17 |
| 80.01 to 85.00 | 14 | 1,550,058 | 4.69 | 110,718 | 560 | 78.77 |
| 85.01 to 90.00 | 18 | 2,569,331 | 7.77 | 142,741 | 582 | 84.06 |
| 90.01 to 95.00 | 7 | 605,424 | 1.83 | 86,489 | 637 | 90.09 |
| 95.01 to 100.00 | 2 | 135,459 | 0.41 | 67,730 | 619 | 88.52 |
| 100.01 to 105.00 | 2 | 110,442 | 0.33 | 55,221 | 659 | 85.83 |
| **Total:** | **209** | **$ 33,048,941** | **100.00%** | **$ 158,129** | **634** | **70.61%** |

## Current Loan-to-Value Ratios of the Group 3 Loans

| Current LTV Ratio(%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 0.01 to 50.00 | 19 | $ 3,235,509 | 9.79% | $ 170,290 | 722 |
| 50.01 to 55.00 | 6 | 979,119 | 2.96 | 163,186 | 616 |
| 55.01 to 60.00 | 12 | 1,594,682 | 4.83 | 132,890 | 640 |
| 60.01 to 65.00 | 12 | 874,779 | 2.65 | 72,898 | 613 |
| 65.01 to 70.00 | 31 | 4,862,180 | 14.71 | 156,845 | 637 |
| 70.01 to 75.00 | 47 | 6,762,035 | 20.46 | 143,873 | 646 |
| 75.01 to 80.00 | 53 | 11,303,251 | 34.20 | 213,269 | 616 |
| 80.01 to 85.00 | 14 | 1,583,823 | 4.79 | 113,130 | 598 |
| 85.01 to 90.00 | 11 | 1,423,412 | 4.31 | 129,401 | 598 |
| 90.01 to 95.00 | 4 | 430,152 | 1.30 | 107,538 | 622 |
| **Total:** | **209** | **$ 33,048,941** | **100.00%** | **$ 158,129** | **634** |

The weighted average current loan-to-value ratio of the mortgage loans will be approximately 70.61%

## Geographical Distributions of Mortgaged Properties of the Group 3 Loans

| State | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| California | 23 | $ 6,490,262 | 19.64% | $ 282,185 | 666 | 69.66% |
| Florida | 17 | 2,057,747 | 6.23 | 121,044 | 651 | 64.22 |
| New York | 6 | 1,461,903 | 4.42 | 243,651 | 706 | 61.73 |
| Texas | 33 | 3,740,726 | 11.32 | 113,355 | 608 | 69.63 |
| New Jersey | 9 | 1,454,966 | 4.40 | 161,663 | 615 | 77.17 |
| Georgia | 12 | 2,495,672 | 7.55 | 207,973 | 630 | 76.39 |
| Virginia | 5 | 829,595 | 2.51 | 165,919 | 650 | 74.09 |
| Alabama | 3 | 257,625 | 0.78 | 85,875 | 498 | 74.16 |
| Arkansas | 2 | 183,082 | 0.55 | 91,541 | 669 | 73.36 |
| Arizona | 7 | 1,012,832 | 3.06 | 144,690 | 653 | 72.43 |
| Colorado | 7 | 1,655,432 | 5.01 | 236,490 | 665 | 63.46 |
| District of Columbia | 1 | 270,486 | 0.82 | 270,486 | 800 | 34.00 |
| Hawaii | 2 | 363,176 | 1.10 | 181,588 | 803 | 55.53 |
| Idaho | 3 | 224,716 | 0.68 | 74,905 | 681 | 64.78 |
| Illinois | 8 | 728,534 | 2.20 | 91,067 | 609 | 74.55 |
| Kentucky | 1 | 101,750 | 0.31 | 101,750 | 541 | 74.00 |
| Louisiana | 2 | 487,762 | 1.48 | 243,881 | 636 | 73.05 |
| Massachusetts | 3 | 412,421 | 1.25 | 137,474 | 535 | 67.67 |
| Maryland | 1 | 147,437 | 0.45 | 147,437 | 426 | 77.00 |
| Maine | 1 | 86,205 | 0.26 | 86,205 | 602 | 92.00 |
| Michigan | 7 | 903,207 | 2.73 | 129,030 | 573 | 69.05 |
| Minnesota | 2 | 495,627 | 1.50 | 247,813 | 530 | 61.17 |
| Missouri | 3 | 278,319 | 0.84 | 92,773 | 557 | 70.82 |
| Mississippi | 3 | 214,772 | 0.65 | 71,591 | 492 | 73.01 |
| North Carolina | 8 | 1,591,626 | 4.82 | 198,953 | 643 | 73.01 |
| Nebraska | 1 | 76,941 | 0.23 | 76,941 | 635 | 91.00 |
| New Hampshire | 1 | 92,765 | 0.28 | 92,765 | 581 | 75.00 |
| New Mexico | 3 | 660,772 | 2.00 | 220,257 | 643 | 75.84 |
| Ohio | 4 | 233,510 | 0.71 | 58,378 | 645 | 74.04 |
| Oklahoma | 3 | 144,409 | 0.44 | 48,136 | 616 | 80.72 |
| Oregon | 6 | 1,100,712 | 3.33 | 183,452 | 645 | 75.02 |
| Pennsylvania | 4 | 319,291 | 0.97 | 79,823 | 542 | 73.12 |
| Rhode Island | 2 | 298,065 | 0.90 | 149,032 | 588 | 79.36 |
| South Carolina | 6 | 999,823 | 3.03 | 166,637 | 580 | 79.80 |
| Tennessee | 2 | 215,313 | 0.65 | 107,657 | 710 | 85.81 |
| Utah | 2 | 450,551 | 1.36 | 225,275 | 592 | 81.19 |
| Vermont | 1 | 66,376 | 0.20 | 66,376 | 570 | 70.00 |
| Washington | 4 | 391,597 | 1.18 | 97,899 | 530 | 64.05 |
| Kansas | 1 | 52,939 | 0.16 | 52,939 | 493 | 59.00 |
| **Total:** | **209** | **$ 33,048,941** | **100.00%** | **$ 158,129** | **634** | **70.61%** |

## Mortgage Loan Purpose of the Group 3 Loans

| Loan Purpose | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| Purchase | 77 | $ 12,887,635 | 39.00% | $ 167,372 | 647 | 71.83% |
| Rate/Term Refinance | 61 | 8,848,659 | 26.77 | 145,060 | 607 | 71.80 |
| Equity Refinance | 71 | 11,312,648 | 34.23 | 159,333 | 640 | 68.27 |
| **Total:** | **209** | **$ 33,048,941** | **100.00%** | **$ 158,129** | **634** | **70.61%** |

## Occupancy Type of the Group 3 Loans

| Occupancy Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| Primary Residence | 177 | $ 29,075,062 | 87.98% | $ 164,266 | 632 | 70.94% |
| Second/Vacation | 7 | 1,278,395 | 3.87 | 182,628 | 671 | 59.73 |
| Non-Owner Occupied | 25 | 2,695,484 | 8.16 | 107,819 | 638 | 72.15 |
| **Total:** | **209** | **$ 33,048,941** | **100.00%** | **$ 158,129** | **634** | **70.61%** |

## Mortgaged Property Types of the Group 3 Loans

| Property Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| Single-family detached | 144 | $ 21,796,348 | 65.95% | $ 151,364 | 629 | 70.11% |
| Townhouse | 2 | 235,977 | 0.71 | 117,988 | 662 | 76.43 |
| Condo-Low-Rise(Less than 5 stories) | 7 | 622,932 | 1.88 | 88,990 | 617 | 76.29 |
| Condo Mid-Rise (5 to 8 stories) | 2 | 399,591 | 1.21 | 199,795 | 498 | 70.25 |
| Condo High-Rise (9 stories or more) | 10 | 1,033,279 | 3.13 | 103,328 | 751 | 59.12 |
| Manufactured Home | 1 | 92,588 | 0.28 | 92,588 | 749 | 53.00 |
| Planned Unit Developments (Detached) | 23 | 5,971,318 | 18.07 | 259,623 | 652 | 72.20 |
| Planned Unit Developments (Attached) | 5 | 1,317,002 | 3.99 | 263,400 | 642 | 74.98 |
| Two-to-four-family units | 15 | 1,579,906 | 4.78 | 105,327 | 581 | 73.36 |
| **Total:** | **209** | **$ 33,048,941** | **100.00%** | **$ 158,129** | **634** | **70.61%** |

## Seasoning of the Group 3 Loans

| Seasoning in Months | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 37 to 48 | 90 | $ 17,179,081 | 51.98% | $ 190,879 | 629 | 71.30% |
| 49 to 60 | 11 | 2,562,854 | 7.75 | 232,987 | 654 | 72.46 |
| 61 to 72 | 10 | 2,087,253 | 6.32 | 208,725 | 713 | 71.79 |
| 73 to 84 | 72 | 9,022,921 | 27.30 | 125,318 | 615 | 69.45 |
| 85 to 96 | 9 | 862,823 | 2.61 | 95,869 | 659 | 61.26 |
| 97 to 108 | 2 | 227,934 | 0.69 | 113,967 | 570 | 79.19 |
| 109 to 120 | 13 | 1,040,345 | 3.15 | 80,027 | 645 | 68.46 |
| 121 to 132 | 1 | 16,949 | 0.05 | 16,949 | 747 | 36.00 |
| 133 to 144 | 1 | 48,782 | 0.15 | 48,782 | 594 | 76.00 |
| **Total:** | **209** | **$ 33,048,941** | **100.00%** | **$ 158,129** | **634** | **70.61%** |

The weighted average seasoning of the mortgage loans will be approximately 60

## Mortgage Loan Documentation Types of the Group 3 Loans

| Documentation | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| Full Documentation | 112 | $ 18,341,862 | 55.50% | $ 163,767 | 634 | 72.89% |
| Reduced Documentation | 97 | 14,707,080 | 44.50 | 151,619 | 634 | 67.75 |
| **Total:** | **209** | **$ 33,048,941** | **100.00%** | **$ 158,129** | **634** | **70.61%** |

## Prepayment Penalty Terms of the Group 3 Loans

| Prepayment Penalty Term | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 60 Months | 3 | $ 896,028 | 2.71% | $ 298,676 | 594 | 76.70% |
| None | 206 | 32,152,913 | 97.29 | 156,082 | 635 | 70.44 |
| **Total:** | **209** | **$ 33,048,941** | **100.00%** | **$ 158,129** | **634** | **70.61%** |

## RAMP Series 2005-SL2 – Collateral Characteristics - Loan Group IV

### Credit Score Distribution of the Group 4 Loans

| Range of Credit Scores | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Current LTV |
|---|---|---|---|---|---|
| 499 or Less | 50 | $ 4,731,616 | 12.15% | $ 94,632 | 78.43% |
| 500 to 519 | 31 | 2,906,276 | 7.46 | 93,751 | 76.77 |
| 520 to 539 | 35 | 3,518,528 | 9.03 | 100,529 | 78.55 |
| 540 to 559 | 36 | 3,277,294 | 8.41 | 91,036 | 80.31 |
| 560 to 579 | 34 | 3,284,812 | 8.43 | 96,612 | 75.78 |
| 580 to 599 | 18 | 1,992,756 | 5.12 | 110,709 | 79.76 |
| 600 to 619 | 19 | 2,748,249 | 7.06 | 144,645 | 73.81 |
| 620 to 639 | 23 | 1,869,828 | 4.80 | 81,297 | 77.59 |
| 640 to 659 | 24 | 2,568,763 | 6.60 | 107,032 | 78.49 |
| 660 to 679 | 15 | 1,496,900 | 3.84 | 99,793 | 78.32 |
| 680 to 699 | 19 | 2,149,008 | 5.52 | 113,106 | 76.08 |
| 700 to 719 | 9 | 1,137,338 | 2.92 | 126,371 | 73.84 |
| 720 to 739 | 11 | 1,797,577 | 4.62 | 163,416 | 63.70 |
| 740 to 759 | 12 | 2,244,662 | 5.76 | 187,055 | 74.96 |
| 760 or Greater | 25 | 1,870,247 | 4.80 | 74,810 | 75.86 |
| **Subtotal:** | **361** | **$ 37,593,853** | **96.53%** | **$ 104,138** | **76.62%** |
| Not Available | 14 | 1,353,309 | 3.47 | 96,665 | 62.17% |
| ***Total*** | ***375*** | ***$ 38,947,162*** | ***100.00%*** | ***$ 103,859*** | ***76.12%*** |

The Mortgage Loans indicated as having a credit score that is "Not Available" include certain Mortgage Loans where the credit score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor

For substantially all of the mortgage loans, the Credit Score was updated prior to the cut-off date.

As of the cut-off date, the weighted average Credit Score of the mortgage loans will be approximately 604

### Original Mortgage Loan Principal Balances of the Group 4 Loans

| Original Mortgage Amount ($) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 100,000 or Less | 236 | $ 13,405,350 | 34.42% | $ 56,802 | 596 | 76.88% |
| 100,001 to 200,000 | 99 | 12,768,725 | 32.78 | 128,977 | 595 | 78.30 |
| 200,001 to 300,000 | 22 | 4,766,755 | 12.24 | 216,671 | 558 | 76.77 |
| 300,001 to 400,000 | 6 | 2,161,518 | 5.55 | 360,253 | 624 | 73.01 |
| 400,001 to 500,000 | 8 | 3,385,915 | 8.69 | 423,239 | 663 | 72.67 |
| 500,001 to 600,000 | 3 | 1,526,905 | 3.92 | 508,968 | 647 | 74.72 |
| 900,001 to 1,000,000 | 1 | 931,995 | 2.39 | 931,995 | 724 | 54.00 |
| **Total:** | **375** | **$ 38,947,162** | **100.00%** | **$ 103,859** | **604** | **76.12%** |

## Mortgage Rates of the Group 1 Loans

| Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 7.500 to 7.999 | 68 | $ 10,897,551 | 27.98% | $ 160,258 | 621 | 74.28% |
| 8.000 to 8.499 | 149 | 15,166,329 | 38.94 | 101,787 | 601 | 73.36 |
| 8.500 to 8.999 | 149 | 12,303,114 | 31.59 | 82,571 | 594 | 80.90 |
| 9.000 to 9.499 | 8 | 551,681 | 1.42 | 68,960 | 594 | 81.85 |
| 10.000 to 10.499 | 1 | 28,487 | 0.07 | 28,487 | 608 | 75.00 |
| **Total:** | **375** | **$ 38,947,162** | **100.00%** | **$ 103,859** | **604** | **76.12%** |

As of the cut-off date, the Weighted average mortgage rate of the mortgage loans will be approximately 8.2375% per annum.

## Net Mortgage Rates of the Group 4 Loans

| Net Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 7.500 to 7.999 | 198 | $ 23,964,881 | 61.53% | $ 121,035 | 609 | 73.72% |
| 8.000 to 8.499 | 177 | 14,982,281 | 38.47 | 84,646 | 596 | 79.96 |
| **Total:** | **375** | **$ 38,947,162** | **100.00%** | **$ 103,859** | **604** | **76.12%** |

As of the cut-off date, the weighted average Net Mortgage Rate of the mortgage loans was approximately 7.9149% per annum.

## Original Loan-to-Value of the Group 4 Loans

| Original LTV Ratio (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 0.01 to 50.00 | 12 | $ 828,269 | 2.13% | $ 69,022 | 660 | 39.34% |
| 50.01 to 55.00 | 5 | 457,127 | 1.17 | 91,425 | 657 | 51.18 |
| 55.01 to 60.00 | 4 | 1,458,452 | 3.74 | 364,613 | 695 | 54.62 |
| 60.01 to 65.00 | 14 | 1,330,685 | 3.42 | 95,049 | 572 | 58.21 |
| 65.01 to 70.00 | 23 | 1,756,977 | 4.51 | 76,390 | 605 | 63.30 |
| 70.01 to 75.00 | 47 | 4,640,490 | 11.91 | 98,734 | 633 | 69.28 |
| 75.01 to 80.00 | 106 | 14,558,331 | 37.38 | 137,343 | 599 | 75.45 |
| 80.01 to 85.00 | 25 | 2,582,664 | 6.63 | 103,307 | 556 | 80.12 |
| 85.01 to 90.00 | 84 | 6,139,606 | 15.76 | 73,091 | 590 | 84.06 |
| 90.01 to 95.00 | 27 | 2,138,582 | 5.49 | 79,207 | 548 | 89.87 |
| 95.01 to 100.00 | 11 | 981,931 | 2.52 | 89,266 | 626 | 94.79 |
| 100.01 to 105.00 | 4 | 525,898 | 1.35 | 131,474 | 714 | 100.83 |
| 105.01 to 110.00 | 13 | 1,548,151 | 3.98 | 119,089 | 632 | 102.78 |
| ***Total:*** | ***375*** | ***$ 38,947,162*** | ***100.00%*** | ***$ 103,859*** | ***604*** | ***76.12%*** |

## Current Loan-to-Value Ratios of the Group 4 Loans

| Current LTV Ratio(%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 0.01 to 50.00 | 21 | $ 1,165,808 | 2.99% | $ 55,515 | 648 |
| 50.01 to 55.00 | 9 | 1,953,217 | 5.02 | 217,024 | 684 |
| 55.01 to 60.00 | 11 | 1,235,497 | 3.17 | 112,318 | 603 |
| 60.01 to 65.00 | 19 | 1,284,810 | 3.30 | 67,622 | 606 |
| 65.01 to 70.00 | 37 | 3,265,762 | 8.39 | 88,264 | 610 |
| 70.01 to 75.00 | 71 | 8,240,477 | 21.16 | 116,063 | 609 |
| 75.01 to 80.00 | 74 | 10,514,896 | 27.00 | 142,093 | 595 |
| 80.01 to 85.00 | 55 | 3,622,806 | 9.30 | 65,869 | 576 |
| 85.01 to 90.00 | 41 | 3,777,403 | 9.70 | 92,132 | 569 |
| 90.01 to 95.00 | 14 | 1,229,504 | 3.16 | 87,822 | 567 |
| 95.01 to 100.00 | 9 | 851,646 | 2.19 | 94,627 | 682 |
| 100.01 to 105.00 | 14 | 1,805,335 | 4.64 | 128,953 | 640 |
| **Total:** | **375** | **$ 38,947,162** | **100.00%** | **$ 103,859** | **604** |

The weighted average current loan-to-value ratio of the mortgage loans will be approximately 76.12%

## Geographical Distributions of Mortgaged Properties of the Group 4 Loans

| State | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| California | 17 | $ 1,796,507 | 4.61% | $ 105,677 | 650 | 68.34% |
| Florida | 33 | 2,485,113 | 6.38 | 75,306 | 620 | 77.81 |
| New York | 22 | 2,338,979 | 6.01 | 106,317 | 621 | 74.48 |
| Texas | 70 | 8,637,558 | 22.18 | 123,394 | 590 | 78.04 |
| New Jersey | 8 | 994,126 | 2.55 | 124,266 | 624 | 77.15 |
| Georgia | 20 | 2,400,976 | 6.16 | 120,049 | 617 | 71.37 |
| Virginia | 6 | 745,395 | 1.91 | 124,233 | 576 | 79.50 |
| Alabama | 6 | 399,196 | 1.02 | 66,533 | 589 | 77.57 |
| Arizona | 9 | 1,161,390 | 2.98 | 129,043 | 625 | 81.69 |
| Colorado | 5 | 531,007 | 1.36 | 106,201 | 606 | 77.88 |
| Connecticut | 2 | 39,282 | 0.10 | 19,641 | 556 | 71.00 |
| Hawaii | 1 | 178,339 | 0.46 | 178,339 | N/A | 75.00 |
| Idaho | 3 | 151,706 | 0.39 | 50,569 | 574 | 66.13 |
| Illinois | 4 | 429,778 | 1.10 | 107,444 | 527 | 76.00 |
| Indiana | 13 | 800,377 | 2.06 | 61,567 | 561 | 81.16 |
| Kentucky | 4 | 361,791 | 0.93 | 90,448 | 538 | 82.23 |
| Louisiana | 4 | 265,655 | 0.68 | 66,414 | 624 | 86.36 |
| Massachusetts | 1 | 41,167 | 0.11 | 41,167 | 550 | 59.00 |
| Maryland | 2 | 318,273 | 0.82 | 159,136 | 571 | 76.81 |
| Michigan | 26 | 2,361,428 | 6.06 | 90,824 | 579 | 71.95 |
| Minnesota | 4 | 549,770 | 1.41 | 137,443 | 706 | 67.21 |
| Missouri | 6 | 390,780 | 1.00 | 65,130 | 643 | 67.10 |
| Mississippi | 2 | 121,649 | 0.31 | 60,824 | 528 | 78.15 |
| Montana | 1 | 28,938 | 0.07 | 28,938 | 564 | 69.00 |
| North Carolina | 7 | 1,412,801 | 3.63 | 201,829 | 597 | 74.44 |
| Nebraska | 1 | 30,168 | 0.08 | 30,168 | 564 | 87.00 |
| New Mexico | 4 | 253,387 | 0.65 | 63,347 | 563 | 74.86 |
| Nevada | 3 | 1,445,617 | 3.71 | 481,872 | 660 | 62.07 |
| Ohio | 16 | 1,228,809 | 3.16 | 76,801 | 586 | 79.92 |
| Oklahoma | 3 | 243,305 | 0.62 | 81,102 | 744 | 86.26 |
| Oregon | 7 | 894,164 | 2.30 | 127,738 | 588 | 81.41 |
| Pennsylvania | 24 | 1,771,319 | 4.55 | 73,805 | 588 | 82.14 |
| South Carolina | 9 | 1,244,898 | 3.20 | 138,322 | 608 | 76.01 |
| Tennessee | 5 | 370,920 | 0.95 | 74,184 | 591 | 82.93 |
| Utah | 6 | 700,776 | 1.80 | 116,796 | 632 | 78.09 |
| Vermont | 2 | 260,100 | 0.67 | 130,050 | 538 | 73.21 |
| Washington | 6 | 444,511 | 1.14 | 74,085 | 602 | 82.97 |
| Wisconsin | 3 | 83,041 | 0.21 | 27,680 | 573 | 78.01 |
| Wyoming | 3 | 340,782 | 0.87 | 113,594 | 597 | 86.56 |
| Arkansas | 3 | 402,715 | 1.03 | 134,238 | 671 | 74.87 |
| Iowa | 1 | 37,743 | 0.10 | 37,743 | 703 | 73.00 |
| Kansas | 3 | 252,930 | 0.65 | 84,310 | 538 | 74.33 |
| **Total:** | **375** | **$ 38,947,162** | **100.00%** | **$ 103,859** | **604** | **76.12%** |

## Mortgage Loan Purpose of the Group 4 Loans

| Loan Purpose | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| Purchase | 185 | $ 17,039,424 | 43.75% | $ 92,105 | 617 | 77.44% |
| Rate/Term Refinance | 66 | 7,655,464 | 19.66 | 115,992 | 628 | 77.51 |
| Equity Refinance | 124 | 14,252,274 | 36.59 | 114,938 | 575 | 73.79 |
| **Total:** | **375** | **$ 38,947,162** | **100.00%** | **$ 103,859** | **604** | **76.12%** |

## Occupancy Type of the Group 4 Loans

| Occupancy Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| Primary Residence | 245 | $ 30,764,222 | 78.99% | $ 125,568 | 604 | 76.21% |
| Second/Vacation | 11 | 776,473 | 1.99 | 70,588 | 676 | 66.44 |
| Non-Owner Occupied | 119 | 7,406,468 | 19.02 | 62,239 | 596 | 76.74 |
| **Total:** | **375** | **$ 38,947,162** | **100.00%** | **$ 103,859** | **604** | **76.12%** |

## Mortgaged Property Types of the Group 4 Loans

| Property Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| Single-family detached | 243 | $ 25,601,991 | 65.74% | $ 105,358 | 602 | 75.73% |
| Townhouse | 2 | 78,857 | 0.20 | 39,429 | 647 | 84.48 |
| Condo-Low-Rise(Less than 5 stories) | 25 | 2,174,716 | 5.58 | 86,989 | 620 | 75.37 |
| Condo Mid-Rise (5 to 8 stories) | 1 | 84,652 | 0.22 | 84,652 | 564 | 85.00 |
| Condo High-Rise (9 stories or more) | 3 | 110,569 | 0.28 | 36,856 | 738 | 64.20 |
| Cooperative Units | 1 | 37,863 | 0.10 | 37,863 | 674 | 69.00 |
| Manufactured Home | 6 | 323,924 | 0.83 | 53,987 | 638 | 63.60 |
| Planned Unit Developments (Detached) | 32 | 5,227,884 | 13.42 | 163,371 | 593 | 76.66 |
| Planned Unit Developments (Attached) | 8 | 731,738 | 1.88 | 91,467 | 644 | 78.52 |
| Two-to-four-family units | 54 | 4,574,968 | 11.75 | 84,722 | 607 | 78.58 |
| **Total:** | **375** | **$ 38,947,162** | **100.00%** | **$ 103,859** | **604** | **76.12%** |

## Seasoning of the Group 4 Loans

| Seasoning in Months | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 37 to 48 | 142 | $ 18,516,974 | 47.54% | $ 130,401 | 607 | 80.21% |
| 49 to 60 | 17 | 1,749,497 | 4.49 | 102,912 | 587 | 80.54 |
| 61 to 72 | 35 | 3,756,549 | 9.65 | 107,330 | 648 | 71.43 |
| 73 to 84 | 132 | 11,415,287 | 29.31 | 86,479 | 593 | 71.98 |
| 85 to 96 | 35 | 2,331,085 | 5.99 | 66,602 | 574 | 68.06 |
| 97 to 108 | 3 | 304,781 | 0.78 | 101,594 | 534 | 88.32 |
| 109 to 120 | 7 | 648,404 | 1.66 | 92,629 | 609 | 75.21 |
| 121 to 132 | 3 | 175,393 | 0.45 | 58,464 | 660 | 62.76 |
| 133 to 144 | 1 | 49,193 | 0.13 | 49,193 | 803 | 63.00 |
| **Total:** | **375** | **$ 38,947,162** | **100.00%** | **$ 103,859** | **604** | **76.12%** |

The weighted average seasoning of the mortgage loans will be approximately 63

## Mortgage Loan Documentation Types of the Group 4 Loans

| Documentation | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| Full Documentation | 248 | $ 23,968,237 | 61.54% | $ 96,646 | 601 | 79.59% |
| Reduced Documentation | 127 | 14,978,926 | 38.46 | 117,944 | 610 | 70.56 |
| **Total:** | **375** | **$ 38,947,162** | **100.00%** | **$ 103,859** | **604** | **76.12%** |

## Prepayment Penalty Terms of the Group 4 Loans

| Prepayment Penalty Term | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 60 Months | 5 | $ 1,831,299 | 4.70% | $ 366,260 | 691 | 76.46% |
| None | 369 | 37,087,376 | 95.22 | 100,508 | 600 | 76.10 |
| Other | 1 | 28,487 | 0.07 | 28,487 | 608 | 75.00 |
| **Total:** | **375** | **$ 38,947,162** | **100.00%** | **$ 103,859** | **604** | **76.12%** |

## RAMP Series 2005-SL2 – Collateral Characteristics - Loan Group V

### Credit Score Distribution of the Group 5 Loans

| Range of Credit Scores | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Current LTV |
|---|---|---|---|---|---|
| 499 or Less | 49 | $ 3,345,971 | 11.04% | $ 68,285 | 88.37% |
| 500 to 519 | 30 | 2,688,820 | 8.87 | 89,627 | 82.45 |
| 520 to 539 | 29 | 1,798,022 | 5.93 | 62,001 | 83.24 |
| 540 to 559 | 41 | 2,464,836 | 8.13 | 60,118 | 83.66 |
| 560 to 579 | 35 | 2,619,022 | 8.64 | 74,829 | 84.69 |
| 580 to 599 | 24 | 1,955,564 | 6.45 | 81,482 | 82.81 |
| 600 to 619 | 21 | 1,783,962 | 5.89 | 84,951 | 85.85 |
| 620 to 639 | 25 | 2,160,504 | 7.13 | 86,420 | 90.79 |
| 640 to 659 | 24 | 1,935,033 | 6.38 | 80,626 | 88.35 |
| 660 to 679 | 23 | 2,108,123 | 6.95 | 91,658 | 84.13 |
| 680 to 699 | 19 | 1,592,185 | 5.25 | 83,799 | 90.12 |
| 700 to 719 | 9 | 979,245 | 3.23 | 108,805 | 95.12 |
| 720 to 739 | 12 | 1,326,039 | 4.37 | 110,503 | 97.85 |
| 740 to 759 | 12 | 1,186,507 | 3.91 | 98,876 | 96.46 |
| 760 or Greater | 21 | 1,627,052 | 5.37 | 77,479 | 95.20 |
| **Subtotal:** | **374** | **$ 29,570,883** | **97.55%** | **$ 79,067** | **87.60%** |
| Not Available | 10 | 742,545 | 2.45 | 74,254 | 78.05 |
| **Total:** | **384** | **$ 30,313,428** | **100.00%** | **$ 78,941** | **87.36%** |

The Mortgage Loans indicated as having a credit score that is "Not Available" include certain Mortgage Loans where the credit score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor

For substantially all of the mortgage loans, the Credit Score was updated prior to the cut-off date.

As of the cut-off date, the weighted average Credit Score of the mortgage loans will be approximately 607

### Original Mortgage Loan Principal Balances of the Group 5 Loans

| Original Mortgage Amount ($) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 100,000 or Less | 288 | $ 16,153,873 | 53.29% | $ 56,090 | 591 | 84.68% |
| 100,001 to 200,000 | 78 | 9,716,179 | 32.05 | 124,566 | 611 | 92.69 |
| 200,001 to 300,000 | 15 | 3,357,598 | 11.08 | 223,840 | 664 | 87.02 |
| 300,001 to 400,000 | 2 | 644,963 | 2.13 | 322,482 | 687 | 79.07 |
| 400,001 to 500,000 | 1 | 440,815 | 1.45 | 440,815 | 509 | 83.00 |
| **Total:** | **384** | **$ 30,313,428** | **100.00%** | **$ 78,941** | **607** | **87.36%** |

## Mortgage Rates of the Group 5 Loans

| Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 8.500 to 8.999 | 28 | $ 2,544,049 | 8.39% | $ 90,859 | 621 | 80.76% |
| 9.000 to 9.499 | 88 | 7,802,572 | 25.74 | 88,666 | 634 | 89.83 |
| 9.500 to 9.999 | 98 | 8,255,897 | 27.24 | 84,244 | 629 | 87.32 |
| 10.000 to 10.499 | 38 | 3,055,965 | 10.08 | 80,420 | 598 | 91.62 |
| 10.500 to 10.999 | 55 | 3,799,067 | 12.53 | 69,074 | 570 | 85.16 |
| 11.000 to 11.499 | 25 | 1,478,205 | 4.88 | 59,128 | 558 | 81.36 |
| 11.500 to 11.999 | 17 | 997,328 | 3.29 | 58,666 | 553 | 84.27 |
| 12.000 to 12.499 | 11 | 634,042 | 2.09 | 57,640 | 543 | 86.64 |
| 12.500 to 12.999 | 11 | 805,310 | 2.66 | 73,210 | 538 | 87.17 |
| 13.000 to 13.499 | 6 | 444,866 | 1.47 | 74,144 | 569 | 96.29 |
| 13.500 to 13.999 | 4 | 303,440 | 1.00 | 75,860 | 515 | 88.34 |
| 14.000 to 14.499 | 2 | 143,420 | 0.47 | 71,710 | 561 | 94.00 |
| 14.500 to 14.999 | 1 | 49,268 | 0.16 | 49,268 | 545 | 99.00 |
| **Total:** | **384** | **$ 30,313,428** | **100.00%** | **$ 78,941** | **607** | **87.36%** |

As of the cut-off date, the Weighted average mortgage rate of the mortgage loans will be approximately 10.066% per annum.

## Net Mortgage Rates of the Group 5 Loans

| Net Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 8.500 to 8.999 | 113 | $ 10,031,807 | 33.09% | $ 88,777 | 622 | 85.88% |
| 9.000 to 9.499 | 97 | 7,862,309 | 25.94 | 81,055 | 637 | 87.72 |
| 9.500 to 9.999 | 42 | 3,669,416 | 12.10 | 87,367 | 601 | 93.04 |
| 10.000 to 10.499 | 60 | 4,147,749 | 13.68 | 69,129 | 582 | 85.84 |
| 10.500 to 10.999 | 21 | 1,305,308 | 4.31 | 62,158 | 548 | 81.94 |
| 11.000 to 11.499 | 15 | 731,105 | 2.41 | 48,740 | 580 | 81.71 |
| 11.500 to 11.999 | 15 | 1,175,367 | 3.88 | 78,358 | 537 | 92.68 |
| 12.000 to 12.499 | 10 | 570,892 | 1.88 | 57,089 | 544 | 82.87 |
| 12.500 to 12.999 | 5 | 386,181 | 1.27 | 77,236 | 552 | 88.44 |
| 13.000 to 13.499 | 4 | 264,917 | 0.87 | 66,229 | 521 | 95.35 |
| 13.500 to 13.999 | 1 | 119,109 | 0.39 | 119,109 | 546 | 104.00 |
| 14.000 to 14.499 | 1 | 49,268 | 0.16 | 49,268 | 545 | 99.00 |
| **Total:** | **384** | **$ 30,313,428** | **100.00%** | **$ 78,941** | **607** | **87.36%** |

As of the cut-off date, the weighted average Net Mortgage Rate of the mortgage loans was approximately 9.6421% per annum.

## Original Loan-to-Value of the Group 5 Loans

| Original LTV Ratio (%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 0.01 to 50.00 | 4 | $ 226,801 | 0.75% | $ 56,700 | 598 | 37.93% |
| 50.01 to 55.00 | 3 | 148,881 | 0.49 | 49,627 | 582 | 48.52 |
| 55.01 to 60.00 | 2 | 141,440 | 0.47 | 70,720 | 532 | 54.71 |
| 60.01 to 65.00 | 9 | 412,138 | 1.36 | 45,793 | 590 | 57.20 |
| 65.01 to 70.00 | 14 | 1,077,104 | 3.55 | 76,936 | 603 | 61.92 |
| 70.01 to 75.00 | 30 | 2,040,079 | 6.73 | 68,003 | 581 | 69.63 |
| 75.01 to 80.00 | 61 | 3,591,129 | 11.85 | 58,871 | 580 | 74.81 |
| 80.01 to 85.00 | 36 | 2,707,501 | 8.93 | 75,208 | 548 | 80.22 |
| 85.01 to 90.00 | 74 | 5,404,799 | 17.83 | 73,038 | 585 | 84.20 |
| 90.01 to 95.00 | 8 | 490,644 | 1.62 | 61,330 | 641 | 90.94 |
| 95.01 to 100.00 | 38 | 4,242,144 | 13.99 | 111,635 | 645 | 96.90 |
| 100.01 to 105.00 | 62 | 6,189,353 | 20.42 | 99,828 | 611 | 99.98 |
| 110.01 to 115.00 | 42 | 3,559,508 | 11.74 | 84,750 | 670 | 103.28 |
| 115.01 to 120.00 | 1 | 81,905 | 0.27 | 81,905 | 692 | 114.00 |
| **Total:** | **384** | **$ 30,313,428** | **100.00%** | **$ 78,941** | **607** | **87.36%** |

## Current Loan-to-Value Ratios of the Group 5 Loans

| Current LTV Ratio(%) | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 0.01 to 50.00 | 10 | $ 518,341 | 1.71% | $ 51,834 | 617 |
| 50.01 to 55.00 | 3 | 133,545 | 0.44 | 44,515 | 597 |
| 55.01 to 60.00 | 7 | 677,747 | 2.24 | 96,821 | 615 |
| 60.01 to 65.00 | 14 | 865,929 | 2.86 | 61,852 | 589 |
| 65.01 to 70.00 | 17 | 1,045,280 | 3.45 | 61,487 | 564 |
| 70.01 to 75.00 | 45 | 3,035,181 | 10.01 | 67,448 | 578 |
| 75.01 to 80.00 | 51 | 3,220,311 | 10.62 | 63,143 | 590 |
| 80.01 to 85.00 | 50 | 3,293,876 | 10.87 | 65,878 | 558 |
| 85.01 to 90.00 | 38 | 3,140,419 | 10.36 | 82,643 | 574 |
| 90.01 to 95.00 | 18 | 1,252,853 | 4.13 | 69,603 | 655 |
| 95.01 to 100.00 | 64 | 6,745,110 | 22.25 | 105,392 | 630 |
| 100.01 to 105.00 | 66 | 6,302,932 | 20.79 | 95,499 | 642 |
| 110.01 to 115.00 | 1 | 81,905 | 0.27 | 81,905 | 692 |
| **Total:** | **384** | **$ 30,313,428** | **100.00%** | **$ 78,941** | **607** |

*The weighted average current loan-to-value ratio of the mortgage loans will be approximately 87.36%*

## Geographical Distributions of Mortgaged Properties of the Group 5 Loans

| State | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| California | 9 | $ 1,282,515 | 4.23% | $ 142,502 | 637 | 73.58% |
| Florida | 24 | 1,873,831 | 6.18 | 78,076 | 649 | 81.16 |
| New York | 10 | 751,450 | 2.48 | 75,145 | 637 | 91.72 |
| Texas | 55 | 3,872,536 | 12.77 | 70,410 | 583 | 83.97 |
| New Jersey | 5 | 387,679 | 1.28 | 77,536 | 674 | 74.31 |
| Georgia | 27 | 2,377,565 | 7.84 | 88,058 | 581 | 85.95 |
| Virginia | 5 | 649,326 | 2.14 | 129,865 | 626 | 96.92 |
| Alabama | 21 | 1,364,300 | 4.50 | 64,967 | 557 | 80.68 |
| Arkansas | 7 | 500,354 | 1.65 | 71,479 | 658 | 97.18 |
| Arizona | 7 | 508,853 | 1.68 | 72,693 | 644 | 94.35 |
| Colorado | 6 | 671,111 | 2.21 | 111,852 | 664 | 95.92 |
| Connecticut | 1 | 14,207 | 0.05 | 14,207 | 724 | 62.00 |
| Idaho | 3 | 216,255 | 0.71 | 72,085 | 681 | 88.37 |
| Illinois | 9 | 937,877 | 3.09 | 104,209 | 576 | 97.05 |
| Indiana | 12 | 790,241 | 2.61 | 65,853 | 611 | 90.94 |
| Kentucky | 3 | 201,836 | 0.67 | 67,279 | 582 | 99.82 |
| Louisiana | 8 | 371,129 | 1.22 | 46,391 | 616 | 90.68 |
| Massachusetts | 1 | 24,311 | 0.08 | 24,311 | 633 | 45.00 |
| Maryland | 7 | 870,180 | 2.87 | 124,311 | 583 | 85.73 |
| Michigan | 17 | 1,233,907 | 4.07 | 72,583 | 631 | 88.72 |
| Minnesota | 2 | 159,318 | 0.53 | 79,659 | 629 | 87.90 |
| Missouri | 11 | 538,306 | 1.78 | 48,937 | 585 | 87.55 |
| Mississippi | 4 | 190,878 | 0.63 | 47,719 | 508 | 86.60 |
| North Carolina | 22 | 1,577,149 | 5.20 | 71,689 | 588 | 84.01 |
| Nebraska | 4 | 254,390 | 0.84 | 63,597 | 655 | 89.25 |
| New Mexico | 4 | 323,813 | 1.07 | 80,953 | 644 | 78.12 |
| Nevada | 4 | 685,887 | 2.26 | 171,472 | 605 | 86.07 |
| Ohio | 11 | 780,085 | 2.57 | 70,917 | 597 | 92.17 |
| Oklahoma | 5 | 467,407 | 1.54 | 93,481 | 637 | 98.75 |
| Pennsylvania | 26 | 1,766,938 | 5.83 | 67,959 | 624 | 87.09 |
| Rhode Island | 1 | 91,011 | 0.30 | 91,011 | 501 | 86.00 |
| South Carolina | 19 | 1,551,285 | 5.12 | 81,647 | 599 | 89.02 |
| Tennessee | 17 | 1,487,880 | 4.91 | 87,522 | 611 | 94.27 |
| Utah | 5 | 537,836 | 1.77 | 107,567 | 570 | 92.20 |
| Washington | 4 | 389,673 | 1.29 | 97,418 | 556 | 96.00 |
| Wisconsin | 2 | 136,213 | 0.45 | 68,107 | 608 | 90.08 |
| Arkansas | 1 | 168,503 | 0.56 | 168,503 | 785 | 103.00 |
| Iowa | 1 | 71,985 | 0.24 | 71,985 | 757 | 97.00 |
| Kansas | 2 | 168,146 | 0.55 | 84,073 | 481 | 80.92 |
| West Virginia | 2 | 67,262 | 0.22 | 33,631 | 532 | 91.78 |
| **Total:** | **384** | **$ 30,313,428** | **100.00%** | **$ 78,941** | **607** | **87.36%** |

## Mortgage Loan Purpose of the Group 5 Loans

| Loan Purpose | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| Purchase | 191 | $ 16,389,337 | 54.07% | $ 85,808 | 619 | 90.34% |
| Rate/Term Refinance | 48 | 3,829,263 | 12.63 | 79,776 | 604 | 83.37 |
| Equity Refinance | 145 | 10,094,827 | 33.30 | 69,619 | 587 | 84.04 |
| **Total:** | **384** | **$ 30,313,428** | **100.00%** | **$ 78,941** | **607** | **87.36%** |

## Occupancy Type of the Group 5 Loans

| Occupancy Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| Primary Residence | 329 | $ 26,579,521 | 87.68% | $ 80,789 | 603 | 88.27% |
| Second/Vacation | 10 | 1,077,209 | 3.55 | 107,721 | 723 | 88.88 |
| Non-Owner Occupied | 45 | 2,656,697 | 8.76 | 59,038 | 602 | 77.67 |
| **Total:** | **384** | **$ 30,313,428** | **100.00%** | **$ 78,941** | **607** | **87.36%** |

## Mortgaged Property Types of the Group 5 Loans

| Property Type | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| Single-family detached | 299 | $ 22,771,463 | 75.12% | $ 76,159 | 607 | 86.97% |
| Townhouse | 6 | 345,054 | 1.14 | 57,509 | 542 | 90.32 |
| Condo-Low-Rise(Less than 5 stories) | 14 | 1,190,998 | 3.93 | 85,071 | 634 | 95.19 |
| Condo High-Rise (9 stories or more) | 1 | 215,244 | 0.71 | 215,244 | 750 | 76.00 |
| Manufactured Home | 24 | 1,302,091 | 4.30 | 54,254 | 557 | 80.14 |
| Planned Unit Developments (Detached) | 16 | 2,522,390 | 8.32 | 157,649 | 623 | 92.45 |
| Planned Unit Developments (Attached) | 6 | 391,423 | 1.29 | 65,237 | 609 | 98.97 |
| Two-to-four-family units | 18 | 1,574,764 | 5.19 | 87,487 | 587 | 82.93 |
| **Total:** | **384** | **$ 30,313,428** | **100.00%** | **$ 78,941** | **607** | **87.36%** |

## Seasoning of the Group 5 Loans

| Seasoning in Months | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 37 to 48 | 108 | $ 10,431,739 | 34.41% | $ 96,590 | 645 | 97.58% |
| 49 to 60 | 30 | 3,198,905 | 10.55 | 106,630 | 618 | 99.36 |
| 61 to 72 | 16 | 1,461,002 | 4.82 | 91,313 | 597 | 85.87 |
| 73 to 84 | 107 | 6,996,557 | 23.08 | 65,388 | 574 | 81.10 |
| 85 to 96 | 106 | 6,861,963 | 22.64 | 64,736 | 568 | 76.29 |
| 97 to 108 | 9 | 399,960 | 1.32 | 44,440 | 574 | 80.41 |
| 109 to 120 | 4 | 218,585 | 0.72 | 54,646 | 543 | 74.52 |
| 121 to 132 | 1 | 38,572 | 0.13 | 38,572 | 570 | 81.00 |
| 145 or Greater | 3 | 706,144 | 2.33 | 235,381 | 711 | 63.07 |
| **Total:** | **384** | **$ 30,313,428** | **100.00%** | **$ 78,941** | **607** | **87.36%** |

The weighted average seasoning of the mortgage loans will be approximately 70

## Mortgage Loan Documentation Types of the Group 5 Loans

| *Documentation* | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| Full Documentation | 327 | $ 25,122,452 | 82.88% | $ 76,827 | 607 | 88.04% |
| Reduced Documentation | 57 | 5,190,976 | 17.12 | 91,070 | 607 | 84.10 |
| **Total:** | **384** | **$ 30,313,428** | **100.00%** | **$ 78,941** | **607** | **87.36%** |

## Prepayment Penalty Terms of the Group 5 Loans

| Prepayment Penalty Term | Number of Loans | Principal Balance | % of Principal Balance | Average Principal Balance | Weighted Average Credit Score | Weighted Average Current LTV |
|---|---|---|---|---|---|---|
| 60 Months | 5 | $ 585,948 | 1.93% | $ 117,190 | 652 | 100.99% |
| None | 376 | 29,592,094 | 97.62 | 78,702 | 606 | 87.07 |
| Other | 3 | 135,386 | 0.45 | 45,129 | 480 | 92.25 |
| **Total:** | **384** | **$ 30,313,428** | **100.00%** | **$ 78,941** | **607** | **87.36%** |